Table of Contents
Report to Shareholders
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	4
4.	Foreign exchange	10
5.	Non-GAAP and other financial measures	11
6.	Consolidated results	13
7.	Results by segment	16
8.	Consolidated cash movements and liquidity	24
9.	Consolidated financial position	25
10.	Business combinations	26
11.	Changes in accounting policies	27
12.	Controls and procedures	30
13.	Selected quarterly financial information	31
Consolidated Interim Financial Statements
Consolidated statement of financial position		32
Consolidated income statement		33
Consolidated statement of comprehensive income		34
Consolidated statement of changes in equity		35
Consolidated statement of cash flows		36
Notes to the Consolidated Interim Financial Statements (Unaudited)
Note 1 – Nature of operations and summary of significant accounting policies		37
Note 2 – Changes in accounting policies		38
Note 3 – Business combinations		41
Note 4 – Accounts receivable		41
Note 5 – Debt facilities and finance expense, net		42
Note 6 – Government assistance		42
Note 7 – Earnings per share and dividends		43
Note 8 – Employee compensation		43
Note 9 – Other gains, net		43
Note 10 – Restructuring, integration and acquisition costs		44
Note 11 – Supplementary cash flows and income information		44
Note 12 – Fair value of financial instruments		44
Note 13 – Operating segments and geographic information		47
Note 14 – Related party transactions		50

Report to Shareholders

CAE reported financial results for the third quarter ended December 31, 2013. Net income attributable to equity holders was $46.1 million ($0.18 per share) this quarter, compared to $37.5 million ($0.14 per share) last year. Revenue for the quarter was $513.6 million, compared to $500.9 million in the third quarter last year. All financial information is in Canadian dollars.

“Our performance improved across the board in the third quarter with higher operating margins and a strong order intake,” said Marc Parent, CAE’s President and Chief Executive Officer. “We have increased confidence for a strong second half with high-teens margins in Civil and continued resiliency in defence. Our operational discipline is driving positive results, and with a clearer outlook for defence, and a robust commercial aerospace market, we are positioned for continued growth.”

Civil segments

Revenue for our combined Civil segments grew 3% in the third quarter to $282.1 million compared to $273.4 million last year. Third quarter operating income* was $45.2 million (16.0% of revenue) compared to $39.0 million (14.5% of revenue) last quarter and $46.1 million (16.9% of revenue) last year.

We received 12 FFS orders in the third quarter and have since announced another three, bringing us to a record 43 year to date. During the quarter we signed long-term training agreements with airlines and operators including Japan Airlines, Virgin Australia Regional Airlines, Air Transat and Jetflite. Since the end of the quarter, CAE has been selected as the exclusive Dassault-Approved Training Provider for the newly-launched Falcon 5X long-range business jet. We received $329.2 million in combined civil segment orders this quarter for a book-to-sales* ratio of 1.17x. Third quarter Civil backlog* was a record $2.1 billion.

Military segments

Revenue for our combined Military segments grew 2% in the third quarter to $201.8 million compared to $198.8 million last year. Combined Military operating income was $31.0 million (15.4% of revenue) for the quarter, compared to $25.4 million (12.8% of revenue) last year.

We booked orders during the quarter for simulators, upgrades and services for enduring aircraft platforms including the MH-60R Seahawk helicopter for the Royal Danish Navy, the P-8A Poseidon aircraft for the US Navy, and the C-130 Hercules aircraft for the US Air Force. On new aircraft programs for CAE, we signed contracts for a comprehensive ground-based training system on the T-6C aircraft for the Mexican Air Force, an Unmanned Aerial System Mission Trainer for the General Atomics Predator for the Italian Air Force, and aircrew training services for the T-44C Pegasus for the US Navy. We had success broadening our core market with the signature of a ten-year agreement with the Brunei Ministry of Home Affairs to establish a training centre and conduct emergency management training. In total, we received $240.3 million in combined military segment orders this quarter, representing a book-to-sales ratio of 1.19x. Third quarter Military backlog* was $2.0 billion and we had an additional $435.4 million of unfunded backlog.

New Core Markets

Revenue in New Core Markets was $29.7 million for the quarter, compared to $28.7 million last year. Operating income was $1.4 million compared to $1.7 million last year.

In CAE Healthcare, we made further inroads in the defence market with the sale of a record 44 Caesar Trauma Patient Simulators to the U.S. Navy Expeditionary Combat Command. We also sold our centre management, ultrasound simulators and patient simulators to a variety of teaching institutions in the U.S. Since the end of the quarter, we unveiled the CAE Fidelis Maternal Fetal Simulator at IMSH - the world’s largest healthcare simulation conference. The new simulator was developed to help healthcare instructors to improve training and patient outcomes in the event of serious complications arising from childbirth.

In CAE Mining, we released a major update to enhance the performance and functionality of our flagship resource modelling solution. We sold resource modeling, open pit and underground mine planning software and geological and engineering services to customers globally.

Additional financial highlights

Income taxes this quarter were $11.3 million representing an effective tax rate of 19%, compared to 17% last year. The increase in the effective tax rate was mainly due to a change in the mix of income from various jurisdictions.

Free cash flow* was negative $12.7 million this quarter. The decrease from last quarter was mainly attributable to unfavorable changes in non-cash working capital*, dividends from certain joint ventures, and lower cash from operations.

For the year to date, free cash flow was positive $95.5 million, or $117.2 million higher than the same period last year. The increase was mainly due to favourable changes in non-cash working capital and an increase in cash provided by operating activities.

Capital expenditures* totaled $37.2 million this quarter with $22.8 million for growth this quarter and $60.7 million year to date. Maintenance capital expenditures were $14.4 million this quarter and $31.0 million for the first nine months.

Net debt* was $886.5 million as at December 31, 2013, compared to $810.4 million as at September 30, 2013. Our net debt-to-total capital* ratio remained stable at 39%.

CAE will pay a dividend of $0.06 per share effective March 31, 2014 to shareholders of record at the close of business on March 14, 2014.

*This report includes non-GAAP and other financial measures. For information and a detailed reconciliation of these measures, please refer to Section 5 of CAE’s Management’s Discussion and Analysis.

Management’s Discussion and Analysis

for the three months ended December 31, 2013

1.     HIGHLIGHTS

RESTATEMENT OF COMPARATIVES

Effective April 1, 2013, we implemented the new IFRS 11, Joint Arrangements and the amended IAS 19, Employee Benefits. Certain comparative figures provided for each quarter of the year ended March 31, 2013 have been restated to reflect the adoption of these accounting standards. The adjustments to our consolidated statements of financial position, net income, comprehensive income and cash flows as a result of the changes are discussed further in Changes in accounting policies.

FINANCIAL

THIRD QUARTER OF FISCAL 2014

Revenue higher compared to last quarter and the third quarter of fiscal 2013

-     Consolidated revenue was $513.6 million this quarter, $26.1 million or 5% higher than last quarter and $12.7 million or 3% higher than the third quarter of fiscal 2013;

-     For the first nine months of fiscal 2014, consolidated revenue was $1,531.5 million, $61.9 million or 4% higher than the same period last year.

Net income attributable to equity holders of the Company higher compared to last quarter and the third quarter of fiscal 2013

-     Net income attributable to equity holders of the Company was $46.1 million (or $0.18 per share) this quarter, compared to
$38.3 million (or $0.15 per share) last quarter, representing an increase of $7.8 million or 20%, and compared to $37.5 million (or $0.14 per share) in the third quarter of fiscal 2013, representing an increase of $8.6 million or 23%;

-     For the first nine months of fiscal 2014, net income attributable to equity holders of the Company was $130.0 million (or $0.50 per share) compared to $94.6 million (or $0.37 per share) for the same period last year, a $35.4 million or 37% increase;

-     For the third quarter and first nine months of fiscal 2013, restructuring, integration and acquisition costs recorded were $13.4 million ($8.8 million after tax) and $54.9 million ($41.0 million after tax) respectively. Net income before restructuring, integration and acquisition costs1 was $46.3 million (or $0.18 per share) in the third quarter of fiscal 2013 and $135.6 million (or $0.52 per share) for the first nine months of fiscal 2013.

Free cash flow [1]  at negative $12.7 million this quarter

-     Free cash flow of negative $12.7 million this quarter is composed of net cash provided by operating activities of $17.0 million, reduced by maintenance capital expenditures, dividends paid and other assets expenditures of $14.4 million, $10.6 million and $5.6 million respectively and increased by proceeds from the disposal of property, plant and equipment of $0.5 million and net proceeds from equity accounted investees of $0.4 million;

-     Net cash provided by operations was $17.0 million this quarter, compared to $118.1 million last quarter and $96.7 million in the third quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $20.0 million this quarter, $9.4 million last quarter, and $12.1 million in the third quarter of last year;

-     Cash dividends were $10.6 million this quarter, $9.4 million last quarter and $9.0 million in the third quarter of last year.

Capital employed1 increased by $184.3 million over last quarter

-     Non-cash working capital1 increased by $46.3 million, ending at $152.6 million;

-     Property, plant and equipment increased by $65.3 million;

-     Other long-term assets and other long-term liabilities increased by $73.0 million and $0.3 million respectively;

-     Net debt1 ended at $886.5 million this quarter compared to $810.4 million last quarter.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 1.17x (combined civil was 1.17x, combined military was 1.19x and New Core Markets was 1.00x). The ratio for the last 12 months was 1.25x (combined civil was 1.48x, combined military was 0.96x and New Core Markets was 1.00x);

-     Total order intake was $599.2 million, compared to $715.6 million last quarter and $362.9 million in the third quarter of fiscal 2013;

-    Total backlog1 was $4,106.2 million as at December 31, 2013.

[1] Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2014 | 1

Management’s Discussion and Analysis

Civil segments

-    Training & Services/Civil signed contracts with an expected value of $190.4 million;

-    Simulation Products/Civil won $138.8 million of orders, including contracts for 12 full-flight simulators (FFSs).

Military segments

-    Simulation Products/Military won $147.8 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $92.5 million.

New Core Markets segment

-    New Core Markets order intake was valued at $29.7 million.

2.     INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and  2014 mean  the fiscal year ending March 31, 2014;

-    Last year, prior year and  a year ago mean the fiscal year ended March 31, 2013;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of February 11, 2014, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the third quarter ended December 31, 2013. We have written it to help you understand our business, performance and financial condition for the third quarter of fiscal 2014. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended
December 31, 2013, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2013. The MD&A section of our 2013 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com  or on EDGAR at www.sec.gov.

2 | CAE Third Quarter Report 2014

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should  and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2013 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We also leverage our simulation capabilities in healthcare and mining markets. We are globally diversified with approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries, including our joint venture operations. In fiscal 2013, we had annual revenue exceeding $2.0 billion, 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in more than 50  locations worldwide where we train approximately 100,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, ab initio (cadet) pilot training, aircraft crew sourcing and integrated enterprise solutions.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on over 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency, provide superior decision-making capabilities and achieve mission readiness.

3.3      Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

-    The military market includes OEMs, government agencies and defence forces worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs;

-    The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in growth regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 238  FFSs, including FFSs operating in our joint ventures, and provide aviation training and services, including simulation-based pilot training, crew sourcing, ab initio training and training centre  operations in approximately 30 countries around the world. Among our thousands of customers, we have long-term training centre operation and training services agreements and joint ventures with approximately 30 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight school network in the world with 10  flight academies, a fleet of over 200 aircraft and the resources and expertise to train more than 2,000 cadets annually. CAE Parc Aviation is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning tools, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models including recent years’ development of simulators for the Airbus A350 XWB, AVIC
Medium-Sized Transport, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85 and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support and services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). Over the past 20 years, air travel has grown at an average rate of 4.8% and the aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The International Air Transport Association (IATA) forecasts that by 2017 total passenger demand is expected to increase by 31%, representing 930 million more passengers compared to 2012. Growth rates are higher in the emerging markets than in large and established markets like Europe and the U.S. Continued growth in air travel and re-fleeting requirements have led to record  commercial aircraft backlogs and OEM production rates.

In the business and helicopter aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According to the U.S. Federal Aviation Administration (FAA), the number of business jet flights has increased by 2.3% in 2013, as compared to 2012. The industry remains optimistic of further recovery and long-term growth in business aircraft travel, and consistent with this view, major business aircraft OEMs have announced new aircraft programs.

Consolidation of the industry continues with the recently announced acquisition of Mechtronix Inc. and Opinicus Corporation, two CAE competitors, as companies position themselves to capitalize on this robust commercial aerospace market.

The following secular trends continue to form the basis of our civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs and delivery rates;

-    More efficient and technologically advanced aircraft platforms;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2013, global passenger traffic increased by 5.2% compared to calendar 2012. Emerging markets outperformed with passenger traffic in the Middle East growing at 11.4%, Asia/Pacific, Latin America and Europe growing at 7.1%, 6.3% and 3.8% respectively, while North America remained stable. The global commercial aircraft fleet increased by 4.0% from December 2012 to December 2013, growing in Asia/Pacific, the Middle East and Latin America by 8.3%, 8.0% and 5.8% respectively, and increasing slightly in North America and Europe. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of over  12,000 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two-thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming from  OEMs’ production lines. Aircraft order intake for calendar 2013 has been especially strong, with North American airlines such as American Airlines and Virgin Australia Regional Airlines and European airlines such as Ryanair, Turkish Airlines, Lufthansa and easyJet leading the intake. Asia Pacific has also experienced large aircraft orders from Lion Air and Etihad Airways. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

More efficient and technologically advanced aircraft platforms

More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft and the Global 7000/8000 aircraft, with ATR for the ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the MRJ aircraft, with Airbus for the A350 XWB aircraft, with AVIC for the Medium-Sized Transport aircraft and COMAC for the C919 aircraft. These contracts allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance cost, reduced fuel costs and improved emissions and environmental footprints. Airlines are actively seeking ways to reduce fuel costs and the operational risk against further fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies.

Business jet operators also demand high performance aircraft. Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include Bombardier’s Learjet 70, 75 and 85, Challenger 350 and Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650, Cessna’s Citation M2 and Dassault’s Falcon 5X.

Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines.

New pilot certification processes require more simulation-based training

Simulation-based pilot certification training is taking  on a  greater role internationally with the Multi-crew Pilot License (MPL), with stall and upset prevention and recovery training and with new Airline Transport Pilot License (ATPL) requirements in the U.S. Indeed, the International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these specific topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of one third of the training in actual aircraft and two thirds of the training in flight simulation training devices, versus traditional training for other licenses that average 80% to 90% in actual aircraft. Today, there are approximately 50 nations that have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe with various airlines. From a global industry perspective, MPL is producing promising results and over 800 MPL graduates are already flying successfully with their airline. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

Finally, the FAA in the U.S. enacted its final set of rules on July 15th, 2013 on new pilot certification and qualification requirements for air carrier operations, requiring pilots to obtain an ATPL and Type Rating. As of August 2014, pilots applying for an ATPL certificate will be required to complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, upset prevention and recovery, and high altitude operations. We believe these new requirements will lead to an increase in demand for training in simulators.

MILITARY MARKET

We believe that in the simulation-based solutions market, we are uniquely positioned to be part of the solution for governments and defence forces to reduce  the cost of military readiness. Three important factors help distinguish our  defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence and security markets. Second, we have a strong, experienced position on enduring aircraft platforms serving both defence and humanitarian markets that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

We are a world leader in the design and production of military flight simulation equipment. We offer solutions to help maintain and enhance our customers’ safety, efficiency, mission readiness and decision-making capabilities. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries.

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions

We provide turnkey training services and training systems integration expertise to global defence and security forces. We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at  over 80 sites around the world, including our joint venture operations, a variety of modeling and simulation-based integrated enterprise solutions, and a range of in-service support solutions such as systems engineering and lifecycle management. We anticipate long-term training services to make up a growing percentage of our business in the future as governments and defence forces seek to reduce costs and derive efficiencies from sustainment operations.

Market trends and outlook

While the U.S. Bipartisan Budget Act for fiscal year 2014 has helped reduce the impact of sequestration cuts and provided the U.S. Department of Defense with greater budget certainty over the current government fiscal year, the timing of contract awards will continue to be difficult to predict as the U.S. military services work to achieve the right balance in military capacity, capabilities and readiness. This may impact our ability to grow revenue and income in the short term; however, our view is the impediment to growth is not the size of the market, but rather the timing of procurements.  In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities; however, we maintain a portfolio of recurring business for which we have sized our operations. While the United States and Europe still present modest challenges, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. We also continue to bid on a solid pipeline of global opportunities. In addition, there are encouraging signs for our market specialization and we are confident that the use of simulation-based training will continue to increase in the future.

The following trends continue to drive the use of our simulation products and services in defence:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Relationships with OEMs as their simulation and training partner of choice;

-    Use of modeling and simulation for analysis and decision support;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. For example, the U.S. Air Force (USAF) is making more extensive use of simulation for KC-135 tanker boom operator training, which costs approximately $20,000 for a three-hour training mission in the actual aircraft, but only $1,000 for that same three-hour training mission in simulators. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of simulation-based training. Unlike civil aviation, where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military and the nature of mission-focused training demands at least some live training; however, the balance of live and synthetic training is shifting more to simulation.

We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S. Navy aircraft platforms could rise close to 50% by 2020. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for simulation-based training devices and training services. We view CAE as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Relationships with OEMs as their simulation and training partner of choice

We partner with manufacturers in the defence market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport aircraft and F-35 fighter, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139 and AW189. We have established relationships with each of the OEMs on these platforms. We also signed a memorandum of understanding to pursue working with General Atomics Aeronautical Systems, the world’s leading manufacturer of unmanned systems, on offering training solutions for GA-ASI’s Predator family of remotely piloted aircraft.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training and is increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we were recently contracted to establish a training centre and conduct emergency management training for the Brunei Ministry of Home Affairs and see further opportunities to develop integrated modeling and simulation centres.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. Governments look to industry for the delivery of training services because they often can be delivered faster and more cost effectively.

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), as well as new capabilities such as the CAE Dynamic Synthetic Environment (DSE), to better enable mission rehearsal and joint, networked training.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in healthcare, we are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

We are a leader in simulation-based technology for healthcare with more than 8,000 deliveries of patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. We  have  offices located in Canada, the U.S., Hungary and Germany and a network of approximately 50 distributors in more than 60 countries.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators and task trainers, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and practitioners to intervene with appropriate clinical measures. Our surgical simulators incorporate haptic technology that allows students and practitioners to acquire skills and practice in performing minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound solutions utilize e-learning, ultrasound training models, mannequins and 3D animated display that allow students and practitioners to become familiar with diagnostic bedside ultrasound and ultrasound-guided procedures. Our simulation learning applications can be embedded within hospital work environments or large teaching institutions, allowing remote delivery of content for self‑guided learning and assessment. Our medical simulation centre solutions simplify the operations behind managing complex simulation, assessment, recording and debriefing.

Market trends and outlook

The Healthcare simulation-based market is focused mainly on education, and is estimated upwards of $850 million. Of that, the largest share of the market is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next five years. Our vision is for CAE Healthcare to lead in the broad adoption of simulation-based training solutions for healthcare practitioners to improve patient safety, reduce overall training cost and ultimately save more lives.

Medical simulators can help to reduce medical errors by fundamentally changing the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 850,000 active physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators to improve training and patient safety;

-    Increased adoption of minimally invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

Use of patient simulators to improve training and patient safety

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Human patient simulation provides an opportunity to reduce medical errors by providing opportunities to train for high-risk, low-frequency events.

Increased adoption of minimally invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or alternative surgical imaging. Due to the advantages of MIS, such as reduced patient trauma and shorter hospitalization periods, it has seen increased adoption in place of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques have established surgery as a leading driver for simulation technology training.

Advances in imaging technology applications in healthcare

Regulatory reform, the development of affordable technology-driven products and growing industry awareness have advanced the integration of imaging technology into healthcare. Increasing patient awareness of alternative technologies and procedures has helped to pressure insurers and providers to implement advanced imaging technologies. Bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) can immediately provide diagnostic information that is not accessible by a physical examination alone, provided that healthcare practitioners performing the examinations have adequate training.

Increase in healthcare costs

The growth and increasing cost of medical care is correlated to population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for healthcare services. Widespread adoption of advanced medical technologies and services could translate into higher demand for training. Experts have demonstrated that medical simulation improves patient outcomes and reduce errors, which can help to mitigate the rate of increase in healthcare costs.

Service provider shortages

The World Health Organization has reported that there were 57 countries with critical shortages equivalent to a global deficit of
2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new students to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Mexico, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Industry skills shortages;

-    Health and safety priority;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Cyclicality of commodity prices;

-    Operations management and control.

Industry skills shortages

Skill shortages in many regions are putting upward pressure on wages and project costs. Opportunities exist to improve skills for new and existing operators that will enable an increase in productivity. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Declining grades and higher energy consumption resulting in increased cost of extraction

In the last 30 years, the average grade of ore bodies has halved, while the waste removed to access the minerals has more than doubled, resulting in higher energy use and cost of extraction. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Cyclicality of commodity prices

Demand for commodities is highly correlated to economic cycles. This means that in addition to the increased cost of extraction, mining companies will usually experience pricing pressure during economic contractions. This tends to result in a reduction in capital spending by mining companies and delays in procurements, which negatively affect the business prospects of the mining industry supply chain. However, this factor serves as another driver toward increased use of optimization tools, simulation and scenario analysis within the industry to maximize the efficiency of operations.

Operations management and control

With increasing scale and complexity of operations, mining companies are seeking solutions for the real time oversight, coordination, decision-making and remote control of fixed and mobile assets. We are collaborating in global markets and providing mine operators with an opportunity to integrate our widely used mining systems with other operational management technologies.

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30		March 31
	2013	2013	Increase	2013	Increase
U.S. dollar (US$ or USD)	1.06	1.03	3%	1.02	4%
Euro (€ or EUR)	1.47	1.39	6%	1.30	13%
British pound (£ or GBP)	1.76	1.66	6%	1.54	14%

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	December 31 2013	September 30 2013	Increase	December 31 2012	Increase
U.S. dollar (US$ or USD)	1.05	1.04	1%	0.99	6%
Euro (€ or EUR)	1.43	1.38	4%	1.29	11%
British pound (£ or GBP)	1.70	1.61	6%	1.59	7%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $21.3 million and an increase in net income of $2.3 million, when compared to the third quarter of fiscal 2013. For the first nine months of fiscal 2014, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $39.5 million and an increase in net income of $4.0 million when compared to the first nine months of fiscal 2013.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs.

Joint venture backlog

Joint venture backlog is a non-GAAP measure that represents the expected value of our share of orders that our joint ventures have received but have not yet executed.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net income before restructuring, integration and acquisition costs

Net income before restructuring, integration and acquisition costs is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company and adding back restructuring, integration and acquisition costs, net of tax. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding  net finance expense, income taxes, restructuring, integration and acquisition costs and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is a financial measure we use to show the total average number of FFSs available to generate earnings  during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised negotiated options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

6.     CONSOLIDATED RESULTS [2]

6.1       Results of our operations – third quarter of fiscal 2014

(amounts in millions, except per share amounts)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$513.6	487.5	530.4	565.6	500.9
Cost of sales		$364.8	353.4	382.9	406.6	360.8
Gross profit[2]		$148.8	134.1	147.5	159.0	140.1
As a % of revenue	%	29.0	27.5	27.8	28.1	28.0
Research and development expenses[2]		$16.1	14.9	17.5	18.0	13.9
Selling, general and administrative expenses		$68.6	66.6	75.3	65.5	65.7
Other gains – net		$(2.0)	(5.1)	(5.2)	(2.9)	(5.6)
After tax share in profit of equity accounted investees		$(11.5)	(7.5)	(2.9)	(2.3)	(7.1)
Restructuring, integration and acquisition costs		$-	-	-	13.8	13.4
Operating profit[2]		$77.6	65.2	62.8	66.9	59.8
As a % of revenue	%	15.1	13.4	11.8	11.8	11.9
Finance income		$(2.3)	(2.3)	(2.8)	(2.0)	(3.2)
Finance expense		$21.0	20.9	19.9	19.3	18.2
Finance expense – net		$18.7	18.6	17.1	17.3	15.0
Earnings before income taxes		$58.9	46.6	45.7	49.6	44.8
Income tax expense		$11.3	8.4	0.3	3.9	7.6
As a % of earnings before income taxes (income tax rate)%		19	18	1	8	17
Net income		$47.6	38.2	45.4	45.7	37.2
Attributable to:
Equity holders of the Company		$46.1	38.3	45.6	43.1	37.5
Non-controlling interests		$1.5	(0.1)	(0.2)	2.6	(0.3)
		$47.6	38.2	45.4	45.7	37.2
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.18	0.15	0.18	0.17	0.14

Revenue was 5% higher than last quarter and 3% higher than the third quarter of fiscal 2013

Revenue was $26.1 million higher than last quarter mainly because:

-     SP/C’s revenue increased by $7.0 million, or 7%, mainly due to higher production levels resulting from an increase in order intake;

-     TS/M’s revenue increased $6.7 million, or 10%, mainly due to higher revenue from North American programs, a favourable foreign exchange impact on the translation of foreign operations and higher activity from one of our helicopter training programs;

-     TS/C’s revenue increased by $5.8 million, or 3%, mainly due to higher revenue generated in Europe, as a result of higher simulator utilization rates, and a favourable foreign exchange impact on the translation of foreign operations resulting from a stronger Euro and British pound against the Canadian dollar. The increase was partially offset by lower revenue from our crew sourcing business;

-     SP/M’s revenue increased by $4.0 million, or 3%, mainly due to higher revenue from Asian and European programs as well as our IES products business partially offset by lower revenue from North American and Australian programs;

-     NCM’s revenue increased by $2.6 million, or 10%, mainly due to higher revenue from CAE Healthcare as a result of higher patient simulator sales and higher revenue from CAE Mining.

[2] Non-GAAP and other financial measures (see Section 5).

Revenue was $12.7 million higher than the third quarter of fiscal 2013 largely because:

-     TS/M’s revenue increased by $15.6 million, or 27%, mainly due to higher revenue from North American programs, helicopter training programs and Australian programs and a favourable foreign exchange impact on the translation of foreign operations;

-     SP/C’s revenue increased by $5.5 million, or 5%, mainly due to higher production levels resulting from an increase in order intake;

-     TS/C’s revenue increased by $3.2 million, or 2%, mainly due to a favourable foreign exchange impact on the translation of foreign operations resulting from a stronger Euro, U.S. dollar and British pound against the Canadian dollar and higher revenue generated in Asia and Europe. The increase was partially offset by lower revenue from our crew sourcing business;

-     NCM’s revenue increased by $1.0 million, or 3%, mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, higher revenue from patient simulators and from ultrasound task trainers and simulators was partially offset by lower centre management system revenue as a result of a large order fulfilled last year. In CAE Mining, the decrease was mainly due to lower revenue from mining equipment simulators and consulting services;

-     SP/M’s revenue decreased by $12.6 million, or 9%, mainly due to lower revenue from European, North American and Australian programs, partially offset by a favourable foreign exchange impact on the translation of foreign operations and higher revenue from Asian programs.

Revenue year to date was $1,531.5 million, $61.9 million or 4% higher than the same period last year, largely because:

-     TS/C’s revenue increased by $33.2 million, or 7%, mainly due to a favourable foreign exchange impact on the translation of foreign operations resulting from a stronger Euro and U.S. dollar against the Canadian dollar, the integration into our results of Oxford Aviation Academy Luxembourg S.à r.l. (OAA) acquired in May 2012 and higher revenue generated in Asia. The increase was partially offset by lower revenue in Europe and South America;

-     TS/M’s revenue increased by $22.9 million, or 13%, mainly due to higher revenue from  North American, Australian and European programs, increased activity in our IES services business and a favourable foreign exchange impact on the translation of foreign operations. The increase was partially offset by the creation of a joint venture in late fiscal 2013 now accounted for as an equity investee, whereas it was previously accounted for as a joint operation and proportionally consolidated;

-     SP/C’s revenue increased by $22.9 million, or 7%, mainly due to higher production levels resulting from an increase in order intake;

-     NCM’s revenue increased by $3.5 million, or 4%, mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, higher ultrasound task trainer revenue and higher centre management system revenue resulting from an expanded installation base was partially offset by lower patient simulator revenue. In CAE Mining, lower software license and consulting services revenue was partially offset by an increase in software maintenance revenue;

-     SP/M’s revenue decreased by $20.6 million, or 5%, mainly due to lower revenue from North American, Australian and European programs and lower activity in our IES products business, partially offset by a favourable foreign exchange impact on the translation of foreign operations and higher revenue from Asian programs.

You will find more details in Results by segment.

Segment operating income3 was $12.4 million higher than last quarter and $4.4 million higher compared to the third quarter of fiscal 2013

Operating profit for this quarter was $77.6 million, or 15.1% of revenue, compared to $65.2 million, or 13.4% of revenue last quarter and $59.8 million, or 11.9% of revenue in the third quarter of fiscal 2013. Restructuring, integration and acquisition costs of
$13.4 million were recorded in the third quarter of fiscal 2013 and segment operating income was $73.2 million. [3]

Segment operating income increased by $12.4 million, or 19% compared to last quarter. Increases were $5.0 million, $3.1 million, $3.1 million, $0.8 million and $0.4 million for SP/M, SP/C, TS/C, TS/M and NCM respectively.

Segment operating income increased by $4.4 million, or 6%, over the third quarter of fiscal 2013. Increases in segment operating income of $4.0 million, $1.6 million and $0.8 million for SP/M, TS/M and SP/C respectively were partially offset by a decrease of
$1.7 million for TS/C and $0.3 million for NCM.

For the first nine months of fiscal 2014, segment operating income was $205.6 million, $16.4 million or 7% lower than segment operating income for the same period last year. Decreases in segment operating income of $16.4 million, $2.5 million and $0.6 million for TS/C, SP/M, NCM respectively were partially offset by an increase of $3.1 million for TS/M.

You will find more details in Results by segment.

3 Non-GAAP and other financial measures (see Section 5).

Net finance expense was stable compared to last quarter and $3.7 million higher compared to the third quarter of fiscal 2013

Net finance expense was stable compared to last quarter. The increase over the third  quarter of fiscal 2013 was mainly due to higher interest expense resulting from the private placement of senior notes issued in December 2012, an increase in an R&D obligation and lower interest income on long-term receivables.

For the first nine months of fiscal 2014, net finance expense was $54.4 million, which was $6.6 million higher than the same period last year. The increase was mainly due to higher interest expense resulting from the private placement of senior notes issued in December 2012 and an increase in an R&D obligation.

Income tax rate was 19% this quarter

Income taxes this quarter were $11.3 million, representing an effective tax rate of 19%, compared to 18% last quarter and 17% for the third quarter of fiscal 2013.

The increase in the effective tax rate over last quarter was mainly due to an adjustment resulting from the substantively enacted reduction of the U.K. statutory tax rate in the last quarter. Excluding the effect of the reduction of the U.K. statutory tax rate, the income tax rate for the last quarter would have been 19%.

The increase in the effective tax rate over the third quarter of fiscal 2013 is mainly due to the change of mix of income from various jurisdictions.

Income taxes for the first nine months of fiscal 2014 were $20.0 million, representing an effective tax rate of 13%, compared to 20% for the same period last year. The decrease in the effective tax rate was mainly due to a favourable decision by the Federal Court of Appeal of Canada rendered in the first quarter of fiscal 2014 with respect to the tax treatment of the depreciation and sale of simulators in Canada and from the change in the mix of income from various jurisdictions.

6.2       Consolidated orders and backlog

Our consolidated backlog was $4,106.2 million at the end of this quarter. New orders of $599.2 million were added this quarter, partially offset by $513.6 million in revenue generated from the backlog and adjustments of $81.2 million.

Backlog up 4% over last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2013	December 31, 2013
Backlog, beginning of period	$3,939.4	$3,717.8
+ orders	599.2	1,811.6
- revenue	(513.6)	(1,531.5)
+ / - adjustments (mainly F/X)	81.2	108.3
Backlog, end of period	$4,106.2	$4,106.2

The book-to-sales ratio for the quarter was 1.17x. The ratio for the last 12 months was 1.25x.

Following the implementation of the new IFRS 11, Joint Arrangements, discussed in Changes in accounting policies:

-     The expected value of orders contracted by our joint ventures in which we have an ownership interest are excluded from CAE’s backlog;

-     The full value of orders between us and our joint ventures is included in CAE’s backlog.

Our consolidated backlog as at March 31, 2013 was restated accordingly.

Our joint venture backlog4, which represents the expected value of our share of orders that our joint ventures have received but have not yet executed, was $421.4 million [4]at December 31, 2013, which is not included in the consolidated backlog presented in the table above.

You will find more details in Results by segment.

[4] Non-GAAP and other financial measures (see Section 5).

7.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

[5]

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Civil segments
Training & Services/Civil		$22.5	19.4	17.5	24.9	24.2
	%	13.1	11.7	9.8	14.1	14.3
Simulation Products/Civil		$22.7	19.6	20.1	25.8	21.9
	%	20.7	19.0	16.3	18.0	21.0
Military segments
Simulation Products/Military		$23.3	18.3	16.5	19.4	19.3
	%	18.3	14.8	12.0	12.7	13.8
Training & Services/Military		$7.7	6.9	7.1	8.8	6.1
	%	10.4	10.2	11.6	13.8	10.4
New Core Markets		$1.4	1.0	1.6	1.8	1.7
	%	4.7	3.7	5.4	6.2	5.9
Total segment operating income (SOI)		$77.6	65.2	62.8	80.7	73.2
Restructuring, integration and acquisition costs		$-	-	-	(13.8)	(13.4)
Operating profit		$77.6	65.2	62.8	66.9	59.8

Capital employed5

(amounts in millions)	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Civil segments
Training & Services/Civil	$1,612.7	1,515.1	1,520.9	1,464.7	1,481.6
Simulation Products/Civil	$52.5	52.5	104.4	56.4	84.1
Military segments
Simulation Products/Military	$382.1	340.9	344.1	326.1	333.6
Training & Services/Military	$194.6	177.0	174.1	152.0	145.1
New Core Markets	$217.8	205.7	207.6	199.2	198.6
	$2,459.7	2,291.2	2,351.1	2,198.4	2,243.0

5 Non-GAAP and other financial measures (see Section 5).

7.1      Civil segments

THIRD QUARTER OF FISCAL 2014 EXPANSIONS [6]

-     We expanded the Bombardier Authorized Training Provider network with the deployment of a new Level D FFS for the Bombardier Global 5000 and Global 6000 business jets equipped with the Bombardier Vision flight deck in our Amsterdam training centre. We will also deploy an additional FFS of the same type within our Emirates-CAE Flight Training joint venture, which is expected to enter into service at the end of 2014;

-     We announced the addition of a fourth Dassault Falcon 7X FFS to our global training network. The simulator is expected to be ready for training in 2015;

-     We inaugurated the CAE Simulation Training Private Limited centre, a joint venture between CAE and InterGlobe Enterprises, in National Capital Region, India;

-     We deployed a Boeing 737 NG FFS to the Air France training centre located in Orly, France.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$282.1	269.3	301.8	319.5	273.4
Segment operating income		$45.2	39.0	37.6	50.7	46.1
Operating margins	%	16.0	14.5	12.5	15.9	16.9
Backlog		$2,081.9	1,997.0	1,754.4	1,722.6	1,459.1

Combined civil revenue was $282.1 million, up 5% over last quarter. Both civil segments contributed to the increase. In SP/C, revenue increased due to higher production levels driven by an increase in order intake and in TS/C, our revenue increased due to a higher utilization rate on the simulators in our training network.

The combined civil segment operating margin was 16.0%, up from 14.5% last quarter. The increase was due to higher revenue in both segments and increased profitability in our equity accounted investees in our TS/C segment.

The combined civil book-to-sales ratio was 1.17x for the quarter and 1.48x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $190.4 million, including:

-     A long-term contract with Japan Airlines for Multi-Crew Pilot License training;

-     A long-term contract with Virgin Australia Regional Airlines for pilot training services;

-     A long-term contract with Air Transat for pilot training services;

-     A long-term contract with Jetflite for pilot training services.

Financial results
(amounts in millions, except operating margins, SEU and FFSs deployed)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$172.2	166.4	178.3	176.1	169.0
Segment operating income		$22.5	19.4	17.5	24.9	24.2
Operating margins	%	13.1	11.7	9.8	14.1	14.3
Depreciation and amortization		$23.3	23.9	25.3	23.6	23.7
Property, plant and equipment expenditures		$30.3	16.8	20.5	5.8	14.9
Intangible assets and other assets expenditures		$3.0	2.6	7.4	2.7	12.0
Capital employed		$1,612.7	1,515.1	1,520.9	1,464.7	1,481.6
Backlog		$1,502.1	1,445.4	1,300.0	1,311.6	1,065.8
SEU[6]		190	188	190	187	186
FFSs deployed		238	233	230	227	222

[6] Non-GAAP and other financial measures (see Section 5).

Revenue up 3% over last quarter and up 2% over the third quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue generated in Europe, as a result of higher simulator utilization rates, and a favourable foreign exchange impact on the translation of foreign operations resulting from a stronger Euro and British pound against the Canadian dollar. The increase was partially offset by lower revenue from our crew sourcing business.

The increase over the third quarter of fiscal 2013 was mainly due to a favourable foreign exchange impact on the translation of foreign operations resulting from a stronger Euro, U.S. dollar and British pound against the Canadian dollar and higher revenue generated in Asia and Europe. The increase was partially offset by lower revenue from our crew sourcing business.

Revenue year to date was $516.9 million, $33.2 million or 7% higher than the same period last year. The increase was mainly due to a favourable foreign exchange impact on the translation of foreign operations resulting from a stronger Euro and U.S. dollar against the Canadian dollar, the integration into our results of OAA acquired in May 2012 and higher revenue generated in Asia. The increase was partially offset by lower revenue in Europe and South America.

Segment operating income up 16% over last quarter and down 7% from the third quarter of fiscal 2013

Segment operating income was $22.5 million (13.1% of revenue) this quarter, compared to $19.4 million (11.7% of revenue) last quarter and $24.2 million (14.3% of revenue) in the third quarter of fiscal 2013.

Segment operating income increased by $3.1 million, or 16%, over last quarter. The increase was mainly attributable to higher revenue in Europe and higher profit from equity accounted investees (joint ventures). The increase was partially offset by a gain recorded last quarter on the reversal of an OAA acquisition-related provision resulting from a settlement agreement.

Segment operating income decreased by $1.7 million, or 7%, from the third quarter of fiscal 2013. The decrease was mainly due to lower revenue in South America and the disposal of two FFSs last year. The decrease was partially offset by higher revenue generated in Europe and higher profit from equity accounted investees (joint ventures).

Segment operating income year to date was $59.4 million (11.5% of revenue), $16.4 million or 22% lower than the same period last year. The decrease was mainly due to lower revenue in Europe and South America, the continued ramp up of recently operationalized training centres in Asia, the impact of lower revenue resulting from the relocation of FFSs and relocation costs, and severance expenses. The decrease was partially offset by a gain on the reversal of an OAA acquisition‑related provision resulting from a settlement agreement signed during the year.

Property, plant and equipment expenditures at $30.3 million this quarter

Growth capital expenditures were $20.6 million and maintenance capital expenditures were $9.7 million for the quarter.

Capital employed increased by $97.6 million over last quarter

The increase in capital employed was primarily due to higher property, plant and equipment and intangible assets resulting mainly from movements in foreign exchange rates, an increase in the value of our investments in equity accounted investees due to increased profitability and movements in foreign exchange rates and an increase in accounts receivable.

Backlog was at $1,502.1 million at the end of the quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2013	December 31, 2013
Backlog, beginning of period	$1,445.4	$1,311.6
+ orders	190.4	651.4
- revenue	(172.2)	(516.9)
+ / - adjustments (mainly F/X)	38.5	56.0
Backlog, end of period	$1,502.1	$1,502.1

This quarter's book-to-sales ratio was 1.11x. The ratio for the last 12 months was 1.55x.

The joint venture backlog was $295.4 million at December 31, 2013.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 12  FFSs this quarter:

-     Three Airbus A320 FFS to Lion Group;

-     One CRJ200 FFS to Sky Wings;

-     One B787 FFS to Zhuhai Flight Training Centre, a joint venture of China Southern Airlines and CAE;

-     One Global Vision FFS to Emirates-CAE Flight Training, a joint venture of Emirates Airlines and CAE;

-     One B787 FFS to Air Canada;

-     Five FFSs to undisclosed customers.

This brings SP/C’s order intake for the nine months ended December 31, 2013 to 40  FFSs.

Financial results
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$109.9	102.9	123.5	143.4	104.4
Segment operating income		$22.7	19.6	20.1	25.8	21.9
Operating margins	%	20.7	19.0	16.3	18.0	21.0
Depreciation and amortization		$3.3	2.5	2.9	3.0	2.2
Property, plant and equipment expenditures		$1.7	0.8	1.2	0.6	0.8
Intangible assets and other assets expenditures		$5.4	4.5	5.5	5.5	5.3
Capital employed		$52.5	52.5	104.4	56.4	84.1
Backlog		$579.8	551.6	454.4	411.0	393.3

Revenue up 7% over last quarter and up 5% over the third quarter of fiscal 2013

The increase over last quarter and over the third quarter of fiscal 2013 was mainly due to higher production levels resulting from an increase in order intake.

Revenue year to date was $336.3 million, $22.9 million, or 7% higher than the same period last year. The increase was mainly due to higher production levels resulting from an increase in order intake.

Segment operating income up 16% over last quarter and up 4% over the third quarter of fiscal 2013

Segment operating income was $22.7 million (20.7% of revenue) this quarter, compared to $19.6 million (19.0% of revenue) last quarter and $21.9 million (21.0% of revenue) in the third quarter of fiscal 2013.

The increase over last quarter was mainly due to a favourable program mix and higher revenue, as mentioned above, partially offset by an unfavourable foreign exchange impact from the revaluation of our non-cash working capital accounts.

The increase over the third quarter of fiscal 2013 was mainly due to a favourable program mix, partially offset by an unfavourable foreign exchange impact and higher research and development expenses net of government funding.

Segment operating income for the first nine months of the year was $62.4 million (18.6% of revenue), stable compared to the same period last year. Higher revenue, as mentioned above, and a favourable program mix was offset by an unfavourable foreign exchange impact and higher research and development expenses net of government funding.

Capital employed stable compared to last quarter

Capital employed remained stable compared to last quarter. Increases in inventories and accounts receivable were offset by higher accounts payable and accrued liabilities and an increase in contracts in progress liabilities.

Backlog up 5% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2013	December 31, 2013
Backlog, beginning of period	$551.6	$411.0
+ orders	138.8	505.8
- revenue	(109.9)	(336.3)
+ / - adjustments (mainly F/X)	(0.7)	(0.7)
Backlog, end of period	$579.8	$579.8

This quarter's book-to-sales ratio was 1.26x. The ratio for the last 12 months was 1.39x.

7.2      Military segments

THIRD QUARTER OF FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

Expansions

-     We installed a CAE 5000 Series King Air 350 simulator at a new training facility in Sale, Australia and will now provide simulator services to the Royal Australian Air Force and Royal Australian Navy through 2018 under a contractor-owned, contractor-operated training program;

-     We announced jointly with the Government of Brunei that the CAE Brunei Multi-Purpose Training Centre will expand with the establishment of an Emergency and Crisis Management Centre of Excellence to support disaster preparedness.

New programs and products

-     We signed a cooperation agreement to combine CAE’s GESI command and staff training system with Rolands & Associates Joint Theatre-Level Simulation into a new, federated constructive simulation solution called GlobalSim.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$201.8	191.1	198.8	217.1	198.8
Segment operating income		$31.0	25.2	23.6	28.2	25.4
Operating margins	%	15.4	13.2	11.9	13.0	12.8
Backlog		$2,024.3	1,942.4	1,960.1	1,995.2	2,003.7

Combined military revenue was $201.8 million, up 6% over last quarter. The increase was mainly due to higher production levels following decreased activity during the summer season combined with the contribution of new contracts signed this quarter.

The combined military segment operating margin was 15.4%, up from 13.2% last quarter. The margin improvement in the third quarter reflects a higher volume of activity, a favourable program mix and increased profitability in our equity accounted investees.

The combined military book-to-sales ratio was 1.19x for the quarter and 0.96x on a trailing 12-month basis. [7]

The combined military unfunded backlog7 was $435.4 million at December 31, 2013.

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $147.8 million in orders this quarter, including contracts from:

-     The U.S. Navy, under a foreign military sale contract, to provide an MH-60R mission operational flight trainer for the Royal Danish Navy;

-     Beechcraft Corporation to develop a comprehensive T-6C ground-based training system for the Mexican Air Force;

-     Lockheed Martin to perform a range of upgrades to legacy U.S.A.F. C-130 simulators;

-     The Italian Air Force to develop an Unmanned Aerial System (UAS) Mission Trainer representing the General Atomics Predator;

-     Boeing to manufacture two additional P-8A operational flight trainers for the U.S. Navy.

Financial results
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$127.5	123.5	137.8	153.1	140.1
Segment operating income		$23.3	18.3	16.5	19.4	19.3
Operating margins	%	18.3	14.8	12.0	12.7	13.8
Depreciation and amortization		$4.5	4.1	3.9	4.2	3.9
Property, plant and equipment expenditures		$2.0	1.2	1.5	(0.6)	2.3
Intangible assets and other assets expenditures		$3.5	2.4	3.8	6.8	6.4
Capital employed		$382.1	340.9	344.1	326.1	333.6
Backlog		$669.9	635.4	673.4	688.7	729.2

7 Non-GAAP and other financial measures (see Section 5).

Revenue up 3% over last quarter and down 9% from the third quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue from Asian and European programs as well as our IES products business partially offset by lower revenue from North American and Australian programs.

The decrease from the third quarter of fiscal 2013 was mainly due to lower revenue from European, North American and Australian programs, partially offset by a favourable foreign exchange impact on the translation of foreign operations and higher revenue from Asian programs.

Revenue year to date was $388.8 million, $20.6 million or 5% lower than the same period last year. The decrease was mainly due to lower revenue from North American, Australian and European programs and lower activity in our IES products business, partially offset by a favourable foreign exchange impact on the translation of foreign operations and higher revenue from Asian programs.

Segment operating income up 27% over last quarter and up 21% over the third quarter of fiscal 2013

Segment operating income was $23.3 million (18.3% of revenue) this quarter, compared to $18.3 million (14.8% of revenue) last quarter and $19.3 million (13.8% of revenue) in the third quarter of fiscal 2013.

The increase over last quarter was mainly due to higher volume on Asian programs and our IES products business, combined with higher volume and margins on European programs. The increase was partially offset by lower volume on North American programs.

The increase over the third quarter of fiscal 2013 was mainly due to higher margins on European programs and a favourable product mix in our IES products business.

Segment operating income for the first nine months of the year was $58.1 million (14.9% of revenue), $2.5 million or 4% lower than the same period last year. The decrease was mainly due to the reversal of a contingent consideration provision which occurred in the second quarter of fiscal 2013, and an unfavourable foreign exchange impact. The decrease was partially offset by higher margins on European programs.

Capital employed increased by $41.2 million over last quarter

The increase over last quarter was mainly due to a higher investment in non-cash working capital resulting from a decrease in accounts payable and an increase in accounts receivable, and a higher investment in other long-term assets.

Backlog up 5% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2013	December 31, 2013
Backlog, beginning of period	$635.4	$688.7
+ orders	147.8	351.6
- revenue	(127.5)	(388.8)
+ / - adjustments (mainly F/X)	14.2	18.4
Backlog, end of period	$669.9	$669.9

This quarter's book-to-sales ratio was 1.16x. The ratio for the last 12 months was 0.84x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $92.5 million in orders this quarter including contracts from:

-     The Brunei Ministry of Home Affairs to establish a training centre and conduct emergency management training over the next ten years at the CAE Brunei Multi-Purpose Training Centre;

-     The U.S. Navy to provide comprehensive T-44C aircrew training services over the next seven years under a contractor-owned, contractor-operated training program;

-     Lockheed Martin to perform a range of training support services on the U.S.A.F. C-130 Aircrew Training System program.

Financial results
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$74.3	67.6	61.0	64.0	58.7
Segment operating income		$7.7	6.9	7.1	8.8	6.1
Operating margins	%	10.4	10.2	11.6	13.8	10.4
Depreciation and amortization		$6.9	6.7	4.1	4.8	3.4
Property, plant and equipment expenditures		$2.6	5.1	5.6	7.2	4.0
Intangible assets and other assets expenditures		$0.2	0.1	0.3	0.3	0.5
Capital employed		$194.6	177.0	174.1	152.0	145.1
Backlog		$1,354.4	1,307.0	1,286.7	1,306.5	1,274.5

Revenue up 10% over last quarter and up 27% over the third quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue from North American programs, a favourable foreign exchange impact on the translation of foreign operations and higher activity from one of our helicopter training programs.

The increase over the third quarter of fiscal 2013 was mainly due to higher revenue from North American programs, helicopter training programs and Australian programs and a favourable foreign exchange impact on the translation of foreign operations.

Revenue year to date was $202.9 million, $22.9 million or 13% higher than the same period last year. The increase was mainly due to higher revenue from  North American, Australian and European programs, increased activity in our IES services business and a favourable foreign exchange impact on the translation of foreign operations. The increase was partially offset by the creation of a joint venture in late fiscal 2013 now accounted for as an equity investee, whereas it was previously accounted for as a joint operation and proportionally consolidated.

Segment operating income up 12% over last quarter and up 26% over the third quarter of fiscal 2013

Segment operating income was $7.7 million (10.4% of revenue) this quarter, compared to $6.9 million (10.2% of revenue) last quarter and $6.1 million (10.4% of revenue) in the third quarter of fiscal 2013.

The increase over last quarter was mainly due to higher profit from equity accounted investees (joint ventures) and higher volume on North American programs. The increase was partially offset by lower margins in our IES services business.

The increase over the third quarter of fiscal 2013 was mainly due to higher profit from equity accounted investees (joint ventures) and higher volume on Australian programs, partially offset by lower margins in our IES services business.

Segment operating income for the first nine months of the year was $21.7 million (10.7% of revenue), $3.1 million or 17% higher than the same period last year. The increase was mainly due to higher profit from equity accounted investees (joint ventures) and higher volume on North American programs. The increase was partially offset by higher selling, general and administrative costs which include costs incurred for the start-up of activities in certain Asian programs.

Capital employed increased by $17.6 million over last quarter

The increase over last quarter was mainly due to an increase in accounts receivable and a higher investment in equity accounted investees as a result of increased profitability.

Backlog up 4% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2013	December 31, 2013
Backlog, beginning of period	$1,307.0	$1,306.5
+ orders	92.5	216.2
- revenue	(74.3)	(202.9)
+ / - adjustments (mainly F/X)	29.2	34.6
Backlog, end of period	$1,354.4	$1,354.4

This quarter's book-to-sales ratio was 1.25x. The ratio for the last 12 months was 1.20x.

The joint venture backlog was $126.0 million at December 31, 2013.

7.3      New Core Markets

THIRD QUARTER OF FISCAL 2014 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions included the following:

Expansions

-     We opened a new training facility offering patient simulation courses in Long Beach, U.S.

CAE Mining new initiatives included the following:

New programs and products

-     We released a major update to our flagship resource modeling solution with over 200 enhancements including performance improvements and new functionality for condition simulation;

-     We released an innovative new drill and blast design system featuring automated design and electronic transfer of data to drill rigs.

ORDERS

Major CAE Healthcare sales this quarter included:

-     44 patient simulators and multi-year warranty services to the U.S. Navy Expeditionary Combat Command in the U.S.;

-     4 centre management systems to DeVry, Inc. in the U.S.;

-     7 ultrasound task trainers, 3 patient simulators, 2 ultrasound simulators and multi-year warranty services to a community college in the U.S.

Major CAE Mining sales this quarter included:

-     Resource modeling, open pit and underground mine planning software to Hellas Gold S.A. in Greece;

-     Consulting services for geological and engineering services to a customer in Brazil.

Financial results
(amounts in millions, except operating margins)		Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Revenue		$29.7	27.1	29.8	29.0	28.7
Segment operating income		$1.4	1.0	1.6	1.8	1.7
Operating margins	%	4.7	3.7	5.4	6.2	5.9
Depreciation and amortization		$3.5	3.3	3.5	4.0	3.1
Property, plant and equipment expenditures		$0.6	0.7	1.1	0.7	0.7
Intangible assets and other assets expenditures		$4.1	2.8	2.7	2.5	2.1
Capital employed		$217.8	205.7	207.6	199.2	198.6

Revenue up 10% over last quarter and up 3% over the third quarter of fiscal 2013

The increase over last quarter was mainly due to higher revenue from CAE Healthcare as a result of higher patient simulator sales and higher software license revenue from CAE Mining.

The increase over the third quarter of fiscal 2013 was mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, higher revenue from patient simulators and from ultrasound task trainers and simulators was partially offset by lower centre management system revenue as a result of a large order fulfilled last year. In CAE Mining, the decrease was mainly due to lower revenue from mining equipment simulators and consulting services.

Revenue year to date was $86.6 million, $3.5 million or 4% higher than the same period last year. The increase was mainly due to higher revenue from CAE Healthcare, partially offset by lower revenue from CAE Mining. In CAE Healthcare, higher ultrasound task trainer revenue and higher centre management system revenue resulting from an expanded installation base was partially offset by lower patient simulator revenue. In CAE Mining, lower software license and consulting services revenue was partially offset by an increase in software maintenance revenue.

Segment operating income up 40% over last quarter and down 18% from the third quarter of fiscal 2013

Segment operating income was $1.4 million (4.7% of revenue) this quarter, compared to $1.0 million (3.7% of revenue) last quarter and $1.7 million (5.9% of revenue) in the third quarter of fiscal 2013.

The increase over last quarter was mainly due to higher revenue, as mentioned above.

The decrease from the third quarter of fiscal 2013 was mainly due to lower segment operating income from CAE Healthcare as a result of higher amortization expense related to intangibles, including amortization of capitalized R&D costs.

Segment operating income for the first nine months of the year was $4.0 million (4.6% of revenue), $0.6 million or 13% lower than the same period last year. The decrease was mainly due to lower segment operating income from CAE Mining as a result of lower revenue partially offset by lower selling, general and administrative expenses.

Capital employed increased by $12.1 million over last quarter

The increase over last quarter was mainly due to higher intangible assets as a result of movements in foreign exchange rates and an increase in accounts receivable.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[8]

8.1    Consolidated cash movements

	Three months ended			Nine months ended
	December 31		September 30	December 31
(amounts in millions)	2013	2012	2013	2013	2012
Cash provided by operating activities*	$56.2	$48.4	$66.6	$208.4	$158.5
Changes in non-cash working capital	(39.2)	48.3	51.5	(56.7)	(117.7)
Net cash provided by operating activities	$17.0	$96.7	$118.1	$151.7	$40.8
Maintenance capital expenditures[8]	(14.4)	(8.5)	(9.4)	(31.0)	(29.1)
Other assets	(5.6)	(3.6)	-	(18.5)	(14.7)
Proceeds from the disposal of property, plant
and equipment	0.5	7.8	4.7	6.9	8.1
Net proceeds (payments) from equity accounted investees	0.4	0.6	1.5	2.4	(2.8)
Dividends received from equity accounted investees	-	2.9	14.2	14.2	2.9
Dividends paid	(10.6)	(9.0)	(9.4)	(30.2)	(26.9)
Free cash flow[8]	$(12.7)	$86.9	$119.7	$95.5	$(21.7)
Growth capital expenditures[8]	(22.8)	(14.2)	(15.2)	(60.7)	(53.9)
Capitalized development costs	(11.7)	(13.0)	(10.2)	(34.0)	(37.0)
Other cash movements, net	1.0	1.3	3.2	(10.4)	2.0
Business combinations, net of cash and cash
equivalents acquired	(2.9)	(20.2)	(0.5)	(3.4)	(284.6)
Effect of foreign exchange rate changes on cash
and cash equivalents	9.3	3.5	(0.3)	13.9	-
Net (decrease) increase in cash before proceeds
and repayment of long-term debt	$(39.8)	$44.3	$96.7	$0.9	$(395.2)
* before changes in non-cash working capital

Free cash flow of negative $12.7 million this quarter

The decrease from last quarter was mainly due to unfavourable changes in non-cash working capital and a decrease in dividends received from equity accounted investees and cash provided by operating activities.

The decrease from the third quarter of fiscal 2013 was mainly attributable to unfavourable changes in non-cash working capital.

Free cash flow year to date was positive $95.5 million, $117.2 million higher than the same period last year. The increase was mainly attributable to favourable changes in non-cash working capital and higher cash provided by operating activities.

Capital expenditures of $37.2 million this quarter

Growth capital expenditures were $22.8 million this quarter and $60.7 million for the first nine months of the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demands of our existing and new customers. Maintenance capital expenditures were $14.4 million this quarter and $31.0 million for the first nine months of the year.

8 Non-GAAP and other financial measures (see Section 5).

9.     CONSOLIDATED FINANCIAL POSITION [9]

9.1       Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2013	2013	2013
Use of capital:
Current assets	$1,242.2	$1,211.1	$1,307.6
Less: cash and cash equivalents	(266.3)	(286.9)	(260.0)
Current liabilities	(867.0)	(859.3)	(906.4)
Less: current portion of long-term debt	43.7	41.4	70.6
Non-cash working capital[9]	$152.6	$106.3	$211.8
Property, plant and equipment	1,260.4	1,195.1	1,142.8
Other long-term assets	1,481.6	1,408.6	1,240.9
Other long-term liabilities	(618.0)	(617.7)	(635.7)
Total capital employed	$2,276.6	$2,092.3	$1,959.8
Source of capital:
Current portion of long-term debt	$43.7	$41.4	$70.6
Long-term debt	1,109.1	1,055.9	1,002.8
Less: cash and cash equivalents	(266.3)	(286.9)	(260.0)
Net debt[9]	$886.5	$810.4	$813.4
Equity attributable to equity holders of the Company	1,352.6	1,248.2	1,114.6
Non-controlling interests	37.5	33.7	31.8
Source of capital	$2,276.6	$2,092.3	$1,959.8

Capital employed increased $184.3 million over last quarter

The increase was mainly due to higher other long-term assets and property, plant and equipment resulting primarily from movements in foreign exchange rates, as well as higher non-cash working capital.

Our return on capital employed9 (ROCE) was 11.1% this quarter, compared to 10.9% last quarter.

Non-cash working capital increased by $46.3 million over last quarter

The increase was mainly due to higher accounts receivable and an increase in inventories.

Other long-term assets up $73.0 million over last quarter

The increase was primarily due to higher intangible assets and other long-term assets resulting mainly from movements in foreign exchange rates and an increase in investment in equity accounted investees due to increased profitability and movements in foreign exchange rates.

Net property, plant and equipment up $65.3 million over last quarter

The increase was mainly due to movements in foreign exchange rates and capital expenditures, partially offset by depreciation.

Change in net debt
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2013	December 31, 2013
Net debt, beginning of period	$810.4	$813.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	39.8	(0.9)
Effect of foreign exchange rate changes on long-term debt	24.2	35.7
Other	12.1	38.3
Increase in net debt during the period	$76.1	$73.1
Net debt, end of period	$886.5	$886.5

9 Non-GAAP and other financial measures (see Section 5).

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

Effective October 1st, 2013, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2017 to October  2018, with no change to existing terms and conditions.

In September 2013 we entered into a finance lease, through a wholly-owned subsidiary, for the leasing of five simulators located in the U.S. We entered into an additional two finance leases through the same subsidiary in October 2013, for the leasing of two simulators located in the U.S. This represents a total finance lease obligation of $33.8 million as at December 31, 2013.

We have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million.

We have certain debt agreements which require the maintenance of a certain level of capital. As at December 31, 2013, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $108.2 million this quarter

The increase in equity was mainly due to a favourable foreign currency translation of $63.1 million and net income of $47.6 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 261,942,810 common shares issued and outstanding as at December 31, 2013 with total share capital of $493.6 million.

As at January 31, 2014, we had a total of 262,209,206 common shares issued and outstanding.

10.  BUSINESS COMBINATIONS

During the second quarter of fiscal 2014, we paid $0.5 million for business combination transactions of which $0.4 million was for the payment of a contingent consideration of a previous acquisition and $0.1 million was to acquire the assets of RW Consulting and Training Services LTD, a provider of mining training and consulting services. The total purchase price consideration payable for this acquisition is $0.4 million, including $0.3 million of contingent consideration.

During the third quarter of fiscal 2014, we paid the balance of $2.9 million (€2.1 million) of the purchase price for the May 2012 acquisition of OAA.

11.  CHANGES IN ACCOUNTING POLICIES

New and amended standards adopted

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as it was previously the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interests in jointly controlled entities. We previously accounted for our interests in joint ventures using the proportionate consolidation method and now account for our interests  in joint ventures using the equity method. IFRS 11 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 11.

Under the equity method, our share of net assets, net income and other comprehensive income (OCI) of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. In addition, the consolidated statement of cash flows includes the cash flows between us  and our  joint ventures, and not our  proportionate share of the joint ventures’ cash flows. We assessed that the classification of our joint arrangements remained the same upon adoption of IFRS 11. When making this assessment,  we considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefits. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements.  As a result, we determined  a net interest income (expense) on the net defined benefit asset (liability) which is  presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets as previously reported.  The amended IAS 19 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of the amended IAS 19 and the additional disclosure will be provided in our annual consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 was adopted effective April 1st, 2013. We assessed that the adoption of
IFRS 10 did not result in any change in the consolidation status of our subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 was adopted effective April 1st, 2013. The new disclosure pursuant to IFRS 12 will be included in our annual consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. IFRS 13 was adopted prospectively effective April 1st, 2013 in accordance with the transitional rules of IFRS 13. The adoption of IFRS 13 had no significant impact on our consolidated financial statements other than additional disclosure which has been included in Note 12  of the consolidated interim financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments were adopted effective April 1st, 2013. The new OCI requirements are presented in our consolidated statement of comprehensive income.

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement was adopted effective April 1st, 2013. The amendment of IAS 16 had no impact on our consolidated financial statements.

The following tables summarize the adjustments to our consolidated statement of financial position as at April 1, 2012 and
March 31, 2013, and our consolidated statements of income, comprehensive income and cash flows for the three months ended and nine  months ended December 31, 2012 as a result of those changes in accounting policies:

Summary reconciliation of financial position

(Unaudited)		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Restated	April 1, 2012	Adjustment	Adjustment	Restated
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalents	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

Reconciliation of net income

(Unaudited)	Three months ended December 31, 2012				Nine months ended December 31, 2012
(amounts in millions, except	As previously	IFRS 11	IAS 19		As previously	IFRS 11	IAS 19
per share amounts)	reported	Adjustment	Adjustment	Restated	reported	Adjustment	Adjustment	Restated
Revenue	$522.1	$(21.2)	$-	$500.9	$1,516.6	$(47.0)	$-	$1,469.6
Cost of sales	370.9	(10.0)	(0.1)	360.8	1,062.3	(18.1)	(0.4)	1,043.8
Gross profit	$151.2	$(11.2)	$0.1	$140.1	$454.3	$(28.9)	$0.4	$425.8
Research and development expenses	14.0	(0.1)	-	13.9	42.5	(0.4)	-	42.1
Selling, general and administrative expenses	67.3	(1.7)	0.1	65.7	203.0	(4.2)	0.2	199.0
Other gains - net	(5.9)	0.3	-	(5.6)	(20.5)	1.0	-	(19.5)
After tax share in profit of equity
accounted investees	-	(7.1)	-	(7.1)	-	(17.8)	-	(17.8)
Restructuring, integration and acquisition costs	13.4	-	-	13.4	55.2	(0.3)	-	54.9
Operating profit	$62.4	$(2.6)	$-	$59.8	$174.1	$(7.2)	$0.2	$167.1
Finance income	(2.7)	(0.5)	-	(3.2)	(5.8)	(1.6)	-	(7.4)
Finance expense	18.2	(1.3)	1.3	18.2	55.8	(4.4)	3.8	55.2
Finance expense - net	$15.5	$(1.8)	$1.3	$15.0	$50.0	$(6.0)	$3.8	$47.8
Earnings before income taxes	$46.9	$(0.8)	$(1.3)	$44.8	$124.1	$(1.2)	$(3.6)	$119.3
Income tax expense	9.4	(1.4)	(0.4)	7.6	28.1	(2.8)	(1.0)	24.3
Net income	$37.5	$0.6	$(0.9)	$37.2	$96.0	$1.6	$(2.6)	$95.0
Attributable to:
Equity holders of the Company	$37.8	$0.6	$(0.9)	$37.5	$95.6	$1.6	$(2.6)	$94.6
Non-controlling interests	(0.3)	-	-	(0.3)	0.4	-	-	0.4
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.15	$-	$(0.01)	$0.14	$0.37	$0.01	$(0.01)	$0.37
Weighted average number of
shares outstanding (basic)	259.2	-	-	259.2	258.8	-	-	258.8
Weighted average number of
shares outstanding (diluted)	259.5	-	-	259.5	259.1	-	-	259.1

Summary reconciliation of comprehensive income

	Three months ended December 31, 2012				Nine months ended December 31, 2012
(Unaudited)	As previously	IFRS 11	IAS 19		As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated	reported	Adjustment	Adjustment	Restated
Net income	$37.5	$0.6	$(0.9)	$37.2	$96.0	$1.6	$(2.6)	$95.0
Foreign currency translation	$29.6	$-	$-	$29.6	$(2.9)	$-	$-	$(2.9)
Net changes in cash flow hedge	(5.6)	2.1	-	(3.5)	(4.7)	1.4	-	(3.3)
Defined benefit plan actuarial gains (losses)	13.8	-	0.9	14.7	(15.2)	-	2.7	(12.5)
Other comprehensive income (loss)	$37.8	$2.1	$0.9	$40.8	$(22.8)	$1.4	$2.7	$(18.7)
Total comprehensive income	$75.3	$2.7	$-	$78.0	$73.2	$3.0	$0.1	$76.3
Attributable to:
Equity holders of the Company	$75.5	$2.7	$-	$78.2	$72.7	$3.0	$0.1	$75.8
Non-controlling interests	(0.2)	-	-	(0.2)	0.5	-	-	0.5
	$75.3	$2.7	$-	$78.0	$73.2	$3.0	$0.1	$76.3

Summary reconciliation of statement of cash flows

(Unaudited)
nine months ended December 31, 2012	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Cash provided by operating activities	$75.8	$(35.0)	$-	$40.8
Cash used in investing activities	(451.9)	40.8	-	(411.1)
Cash provided by financing activities	394.1	0.6	-	394.7

12.  CONTROLS AND PROCEDURES

In the third quarter ended December 31, 2013, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited) (amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2014
Revenue	$530.4	487.5	513.6	(1)	1,531.5
Net income	$45.4	38.2	47.6	(1)	131.2
Equity holders of the Company	$45.6	38.3	46.1	(1)	130.0
Non-controlling interests	$(0.2)	(0.1)	1.5	(1)	1.2
Basic EPS attributable to equity holders of the Company	$0.18	0.15	0.18	(1)	0.50
Diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	(1)	0.50
Average number of shares outstanding (basic)	260.2	261.0	261.5	(1)	260.9
Average number of shares outstanding (diluted)	260.2	261.5	262.3	(1)	261.4
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	(1)	1.04
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	(1)	1.38
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	(1)	1.63
Fiscal 2013					Total
Revenue	$462.2	506.5	500.9	565.6	2,035.2
Net income	$21.9	35.9	37.2	45.7	140.7
Equity holders of the Company	$21.5	35.6	37.5	43.1	137.7
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.14	0.17	0.53
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58
Fiscal 2012[2]					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58

(1) Not available
(2) Figures have not been restated to reflect the adoption of IFRS 11 and IAS 19. Refer to Changes in accounting policies for further details.

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31	April 1
(amounts in millions of Canadian dollars)	Notes	2013	2013	2012
			Restated	Restated
Assets			(Note 2)	(Note 2)
Cash and cash equivalents		$266.3	$260.0	$254.7
Accounts receivable	4	407.6	401.4	302.3
Contracts in progress: assets		238.5	265.6	259.8
Inventories		221.9	176.2	146.9
Prepayments		67.3	53.5	46.1
Income taxes recoverable		32.3	141.9	95.5
Derivative financial assets		8.3	9.0	10.3
Total current assets		$1,242.2	$1,307.6	$1,115.6
Property, plant and equipment		1,260.4	1,142.8	993.2
Intangible assets		840.4	794.4	527.9
Investment in equity accounted investees		217.1	196.9	172.9
Deferred tax assets		34.9	31.3	16.9
Derivative financial assets		5.2	6.4	7.2
Other assets		384.0	211.9	195.2
Total assets		$3,984.2	$3,691.3	$3,028.9

Liabilities and equity
Accounts payable and accrued liabilities		$607.0	$644.2	$556.2
Provisions		30.7	49.0	21.6
Income taxes payable		8.9	10.0	9.4
Contracts in progress: liabilities		155.6	122.3	110.4
Current portion of long-term debt	5	43.7	70.6	119.3
Derivative financial liabilities		21.1	10.3	8.9
Total current liabilities		$867.0	$906.4	$825.8
Provisions		6.6	7.9	5.5
Long-term debt	5	1,109.1	1,002.8	588.4
Royalty obligations		160.7	160.6	161.6
Employee benefits obligations		81.8	136.1	114.3
Deferred gains and other non-current liabilities		193.4	191.4	182.5
Deferred tax liabilities		161.7	129.9	90.0
Derivative financial liabilities		13.8	9.8	9.4
Total liabilities		$2,594.1	$2,544.9	$1,977.5
Equity
Share capital		$493.6	$471.7	$454.5
Contributed surplus		22.7	21.9	19.2
Accumulated other comprehensive income (loss)		79.2	(12.0)	(6.0)
Retained earnings		757.1	633.0	563.4
Equity attributable to equity holders of the Company		$1,352.6	$1,114.6	$1,031.1
Non-controlling interests		37.5	31.8	20.3
Total equity		$1,390.1	$1,146.4	$1,051.4
Total liabilities and equity		$3,984.2	$3,691.3	$3,028.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Income Statement

(Unaudited)		Three months ended		Nine months ended
(amounts in millions of Canadian dollars,		December 31		December 31
except per share amounts)	Notes	2013	2012	2013	2012
			Restated		Restated
			(Note 2)		(Note 2)
Revenue	13	$513.6	$500.9	$1,531.5	$1,469.6
Cost of sales		364.8	360.8	1,101.1	1,043.8
Gross profit		$148.8	$140.1	$430.4	$425.8
Research and development expenses		16.1	13.9	48.5	42.1
Selling, general and administrative expenses		68.6	65.7	210.5	199.0
Other gains – net	9	(2.0)	(5.6)	(12.3)	(19.5)
After tax share in profit of equity accounted investees	13	(11.5)	(7.1)	(21.9)	(17.8)
Restructuring, integration and acquisition costs	10	-	13.4	-	54.9
Operating profit		$77.6	$59.8	$205.6	$167.1
Finance income	5	(2.3)	(3.2)	(7.4)	(7.4)
Finance expense	5	21.0	18.2	61.8	55.2
Finance expense – net		$18.7	$15.0	$54.4	$47.8
Earnings before income taxes		$58.9	$44.8	$151.2	$119.3
Income tax expense	11	11.3	7.6	20.0	24.3
Net income		$47.6	$37.2	$131.2	$95.0
Attributable to:
Equity holders of the Company		$46.1	$37.5	$130.0	$94.6
Non-controlling interests		1.5	(0.3)	1.2	0.4
		$47.6	$37.2	$131.2	$95.0
Earnings per share from continuing operations attributable to equity holders of the Company
Basic and diluted	7	$0.18	$0.14	$0.50	$0.37

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2013	2012	2013	2012
		Restated		Restated
		(Note 2)		(Note 2)
Net income	$47.6	$37.2	$131.2	$95.0
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$68.4	$33.2	$112.1	$(2.7)
Net losses on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(14.7)	(7.4)	(20.1)	(0.2)
Income taxes	1.7	0.8	1.7	(0.5)
Share in foreign currency translation difference of equity accounted investees	7.7	3.0	9.5	0.5
	$63.1	$29.6	$103.2	$(2.9)
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(17.3)	$(6.9)	$(30.1)	$3.9
Reclassifications to net income or to related non-financial assets or liabilities	8.3	(1.7)	14.9	(10.1)
Income taxes	2.5	2.3	4.0	1.6
After tax share in net changes in fair value of cash flow hedges
of equity accounted investees	0.1	2.8	(0.6)	1.3
	$(6.4)	$(3.5)	$(11.8)	$(3.3)
Net changes in available-for-sale financial instruments
Net change in fair value of available-for-sale financial assets	$0.1	$-	$0.2	$-
	$0.1	$-	$0.2	$-
Items that are never reclassified to net income
Defined benefit plan actuarial gains (losses)
Defined benefit plan actuarial gains (losses)	$14.0	$20.0	$49.0	$(17.1)
Income taxes	(3.7)	(5.3)	(13.1)	4.6
	$10.3	$14.7	$35.9	$(12.5)
Other comprehensive income (loss)	$67.1	$40.8	$127.5	$(18.7)
Total comprehensive income	$114.7	$78.0	$258.7	$76.3
Attributable to:
Equity holders of the Company	$112.8	$78.2	$257.1	$75.8
Non-controlling interests	1.9	(0.2)	1.6	0.5
	$114.7	$78.0	$258.7	$76.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
nine months ended December 31, 2013		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period - restated	2	259,979,059	$471.7	$21.9	$(12.0)	$633.0	$1,114.6	$31.8	$1,146.4
Net income		-	-	-	-	130.0	130.0	1.2	131.2
Other comprehensive income:
Foreign currency translation		-	-	-	102.8	-	102.8	0.4	103.2
Net changes in cash flow hedges		-	-	-	(11.8)	-	(11.8)	-	(11.8)
Net changes in available-for-sale financial instruments		-	-	-	0.2	-	0.2	-	0.2
Defined benefit plan actuarial gains		-	-	-	-	35.9	35.9	-	35.9
Total comprehensive income		-	$-	$-	$91.2	$165.9	$257.1	$1.6	$258.7
Stock options exercised		980,445	8.2	-	-	-	8.2	-	8.2
Optional cash purchase		1,058	-	-	-	-	-	-	-
Stock dividends	7	982,248	11.6	-	-	(11.6)	-	-	-
Transfer upon exercise of stock options		-	2.1	(2.1)	-	-	-	-	-
Share-based payments		-	-	2.9	-	-	2.9	-	2.9
Additions to non-controlling interests		-	-	-	-	-	-	4.1	4.1
Dividends	7	-	-	-	-	(30.2)	(30.2)	-	(30.2)
Balances, end of period		261,942,810	$493.6	$22.7	$79.2	$757.1	$1,352.6	$37.5	$1,390.1

(Unaudited)		Attributable to equity holders of the Company
nine months ended December 31, 2012		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period - restated	2	258,266,295	$454.5	$19.2	$(6.0)	$563.4	$1,031.1	$20.3	$1,051.4
Net income		-	-	-	-	94.6	94.6	0.4	95.0
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(3.0)	-	(3.0)	0.1	(2.9)
Net changes in cash flow hedges		-	-	-	(3.3)	-	(3.3)	-	(3.3)
Defined benefit plan actuarial losses		-	-	-	-	(12.5)	(12.5)	-	(12.5)
Total comprehensive (loss) income		-	$-	$-	$(6.3)	$82.1	$75.8	$0.5	$76.3
Stock options exercised		382,250	3.2	-	-	-	3.2	-	3.2
Optional cash purchase		1,161	-	-	-	-	-	-	-
Stock dividends	7	940,859	9.3	-	-	(9.3)	-	-	-
Transfer upon exercise of stock options		-	0.9	(0.9)	-	-	-	-	-
Share-based payments		-	-	3.1	-	-	3.1	-	3.1
Additions to non-controlling interests		-	-	-	-	-	-	8.4	8.4
Dividends	7	-	-	-	-	(26.9)	(26.9)	-	(26.9)
Balances, end of period - restated		259,590,565	$467.9	$21.4	$(12.3)	$609.3	$1,086.3	$29.2	$1,115.5

The total of retained earnings and accumulated other comprehensive income (loss) for the nine months ended December 31, 2013 was $836.3 million (2012 – $597.0 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

(Unaudited)
nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2013		2012
				Restated
Operating activities				(Note 2)
Net income		$131.2		$95.0
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		72.9		69.8
Amortization of intangible and other assets		48.8		33.3
Financing cost amortization	5	1.2		1.2
After tax share in profit of equity accounted investees		(21.9)		(17.8)
Deferred income taxes		18.4		19.3
Investment tax credits		(12.4)		(16.6)
Share-based compensation		3.6		(1.4)
Defined benefit pension plans		(6.9)		(2.2)
Amortization of other non-current liabilities		(18.6)		(10.3)
Other		(7.9)		(11.8)
Changes in non-cash working capital	11	(56.7)		(117.7)
Net cash provided by operating activities		$151.7		$40.8
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(3.4)		$(284.6)
Capital expenditures for property, plant and equipment		(91.7)		(83.0)
Proceeds from disposal of property, plant and equipment		6.9		8.1
Capitalized development costs		(34.0)		(37.0)
Enterprise resource planning (ERP) and other software		(6.4)		(13.9)
Net proceeds (payments) from equity accounted investees		2.4		(2.8)
Dividends received from equity accounted investees		14.2		2.9
Other		(12.1)		(0.8)
Net cash used in investing activities		$(124.1)		$(411.1)
Financing activities
Net change in restricted cash		$(18.1)		$0.1
Net effect of current financial assets program		-		(24.6)
Proceeds from borrowing under revolving unsecured credit facilities		473.7		489.1
Repayment of borrowing under revolving unsecured credit facilities		(470.3)		(356.8)
Proceeds from long-term debt, net of transaction costs		52.7		685.6
Repayment of long-term debt		(33.7)		(356.4)
Repayment of finance lease		(17.0)		(17.3)
Dividends paid	7	(30.2)		(26.9)
Common stock issuance		8.2		3.2
Other		(0.5)		(1.3)
Net cash (used in) provided by financing activities		$(35.2)		$394.7
Effect of foreign exchange rate changes on cash
and cash equivalents		$13.9		$-
Net increase in cash and cash equivalents		6.3		24.4
Cash and cash equivalents, beginning of period		260.0		254.7
Cash and cash equivalents, end of period		$266.3		$279.1
Supplemental information:
Dividends received		$15.4		$5.2
Interest paid		38.0	1	36.9
Interest received		6.3	1	5.3
Income taxes paid		15.6	1	18.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 11, 2014.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)    Training & Services/Civil (TS/C) – Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services;

(ii)   Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(iii)  Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;

(iv)   Training & Services/Military (TS/M) – Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions;

(v)    New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2013, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2013.

These consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook (referred to as IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34 (“Interim Financial Reporting”).

These consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2013, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

As the Company expects to recover certain of its investment tax credits beyond 12 months, in the first quarter of fiscal 2014, the Company reclassified certain investment tax credits from short-term to long-term in its consolidated statement of financial position.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

New and amended standards adopted by the Company

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as it was previously the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interests in jointly controlled entities. The Company previously accounted for its interests in joint ventures using the proportionate consolidation method and now accounts for its interests in joint ventures using the equity method. IFRS 11 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of IFRS 11.

Under the equity method, the Company’s share of net assets, net income and other comprehensive income (OCI) of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. In addition, the consolidated statement of cash flows includes the cash flows between the Company and its joint ventures, and not the Company’s proportionate share of the joint ventures’ cash flows. The Company assessed that the classification of its joint arrangements remained the same upon adoption of IFRS 11. When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefits. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements.  As a result, the Company determined  a net interest income (expense) on the net defined benefit asset (liability) which is  presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets as previously reported.  The amended IAS 19 was adopted retrospectively effective April 1st, 2013 in accordance with the transition rules of the amended IAS 19 and the additional disclosure will be provided in the Company’s annual consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 was adopted effective April 1st, 2013. The Company assessed that the adoption of
IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 was adopted effective April 1st, 2013. The new disclosure pursuant to IFRS 12 will be included in the Company’s annual consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. IFRS 13 was adopted prospectively effective April 1st, 2013 in accordance with the transitional rules of IFRS 13. The adoption of IFRS 13 had no significant impact on the Company’s consolidated financial statements other than additional disclosure which has been included in Note 12.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments were adopted effective April 1st, 2013. The new OCI requirements are presented in the Company’s consolidated statement of comprehensive income.

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement was adopted effective April 1st, 2013. The amendment of IAS 16 had no impact on the Company’s consolidated financial statements.

The following tables summarize the adjustments to the Company’s consolidated statement of financial position as at April 1, 2012 and March 31, 2013, and its consolidated statements of income, comprehensive income and cash flows for the three months ended and nine months ended December 31, 2012 as a result of those changes in accounting policies:

Summary reconciliation of financial position

(Unaudited)		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Restated	April 1, 2012	Adjustment	Adjustment	Restated
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalents	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

Reconciliation of net income

(Unaudited)	Three months ended December 31, 2012				Nine months ended December 31, 2012
(amounts in millions, except	As previously	IFRS 11	IAS 19		As previously	IFRS 11	IAS 19
per share amounts)	reported	Adjustment	Adjustment	Restated	reported	Adjustment	Adjustment	Restated
Revenue	$522.1	$(21.2)	$-	$500.9	$1,516.6	$(47.0)	$-	$1,469.6
Cost of sales	370.9	(10.0)	(0.1)	360.8	1,062.3	(18.1)	(0.4)	1,043.8
Gross profit	$151.2	$(11.2)	$0.1	$140.1	$454.3	$(28.9)	$0.4	$425.8
Research and development expenses	14.0	(0.1)	-	13.9	42.5	(0.4)	-	42.1
Selling, general and administrative expenses	67.3	(1.7)	0.1	65.7	203.0	(4.2)	0.2	199.0
Other gains - net	(5.9)	0.3	-	(5.6)	(20.5)	1.0	-	(19.5)
After tax share in profit of equity
accounted investees	-	(7.1)	-	(7.1)	-	(17.8)	-	(17.8)
Restructuring, integration and acquisition costs	13.4	-	-	13.4	55.2	(0.3)	-	54.9
Operating profit	$62.4	$(2.6)	$-	$59.8	$174.1	$(7.2)	$0.2	$167.1
Finance income	(2.7)	(0.5)	-	(3.2)	(5.8)	(1.6)	-	(7.4)
Finance expense	18.2	(1.3)	1.3	18.2	55.8	(4.4)	3.8	55.2
Finance expense - net	$15.5	$(1.8)	$1.3	$15.0	$50.0	$(6.0)	$3.8	$47.8
Earnings before income taxes	$46.9	$(0.8)	$(1.3)	$44.8	$124.1	$(1.2)	$(3.6)	$119.3
Income tax expense	9.4	(1.4)	(0.4)	7.6	28.1	(2.8)	(1.0)	24.3
Net income	$37.5	$0.6	$(0.9)	$37.2	$96.0	$1.6	$(2.6)	$95.0
Attributable to:
Equity holders of the Company	$37.8	$0.6	$(0.9)	$37.5	$95.6	$1.6	$(2.6)	$94.6
Non-controlling interests	(0.3)	-	-	(0.3)	0.4	-	-	0.4
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.15	$-	$(0.01)	$0.14	$0.37	$0.01	$(0.01)	$0.37
Weighted average number of
shares outstanding (basic)	259.2	-	-	259.2	258.8	-	-	258.8
Weighted average number of
shares outstanding (diluted)	259.5	-	-	259.5	259.1	-	-	259.1

Summary reconciliation of comprehensive income

	Three months ended December 31, 2012				Nine months ended December 31, 2012
(Unaudited)	As previously	IFRS 11	IAS 19		As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated	reported	Adjustment	Adjustment	Restated
Net income	$37.5	$0.6	$(0.9)	$37.2	$96.0	$1.6	$(2.6)	$95.0
Foreign currency translation	$29.6	$-	$-	$29.6	$(2.9)	$-	$-	$(2.9)
Net changes in cash flow hedge	(5.6)	2.1	-	(3.5)	(4.7)	1.4	-	(3.3)
Defined benefit plan actuarial gains (losses)	13.8	-	0.9	14.7	(15.2)	-	2.7	(12.5)
Other comprehensive income (loss)	$37.8	$2.1	$0.9	$40.8	$(22.8)	$1.4	$2.7	$(18.7)
Total comprehensive income	$75.3	$2.7	$-	$78.0	$73.2	$3.0	$0.1	$76.3
Attributable to:
Equity holders of the Company	$75.5	$2.7	$-	$78.2	$72.7	$3.0	$0.1	$75.8
Non-controlling interests	(0.2)	-	-	(0.2)	0.5	-	-	0.5
	$75.3	$2.7	$-	$78.0	$73.2	$3.0	$0.1	$76.3

Summary reconciliation of statement of cash flows

(Unaudited)
nine months ended December 31, 2012	As previously	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Restated
Cash provided by operating activities	$75.8	$(35.0)	$-	$40.8
Cash used in investing activities	(451.9)	40.8	-	(411.1)
Cash provided by financing activities	394.1	0.6	-	394.7

NOTE 3 – BUSINESS COMBINATIONS

During the second quarter of fiscal 2014, the Company paid $0.5 million for business combination transactions of which $0.4 million was for the payment of a contingent consideration of a previous acquisition and $0.1 million was to acquire the assets of RW Consulting and Training Services LTD, a provider of mining training and consulting services. The total purchase price consideration payable for this acquisition is $0.4 million, including $0.3 million of contingent consideration.

During the third quarter of fiscal 2014, the Company paid the balance of $2.9 million (€2.1 million) of the purchase price for the May 2012 acquisition of Oxford Aviation Academy Luxembourg S.à r.l. (OAA).

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2013	2013
Current trade receivables	$146.8	$144.5
Past due trade receivables
1-30 days	34.8	37.7
31-60 days	22.7	15.5
61-90 days	8.3	14.5
Greater than 90 days	45.7	44.2
Allowance for doubtful accounts	(12.7)	(9.8)
Total trade receivables	$245.6	$246.6
Accrued receivables	69.6	67.7
Receivables from related parties (Note 14)	54.2	49.9
Other receivables	38.2	37.2
Total accounts receivable	$407.6	$401.4

Changes in the allowance for doubtful accounts are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Allowance for doubtful accounts, beginning of period	$(11.4)	$(8.6)	$(9.8)	$(7.0)
Additions	(1.5)	(2.1)	(3.4)	(5.3)
Amounts charged off	0.3	1.1	0.4	1.7
Unused amounts reversed	0.3	0.5	0.9	1.2
Exchange differences	(0.4)	(0.4)	(0.8)	(0.1)
Allowance for doubtful accounts, end of period	$(12.7)	$(9.5)	$(12.7)	$(9.5)

NOTE 5 – DEBT facilities and finance EXPENSE, NET

Long-term debt

In September 2013 the Company entered into a finance lease, through a wholly-owned subsidiary, for the leasing of five simulators located in the U.S. The Company entered into an additional two finance leases through the same subsidiary in October 2013, for the leasing of two simulators located in the U.S. This represents a total finance lease obligation of $33.8 million as at December 31, 2013.

Finance expense - net

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Finance expense:
Long-term debt (other than finance leases)	$13.0	$11.5	$39.2	$32.8
Finance leases	2.6	2.8	7.3	8.2
Royalty obligations	2.6	2.6	7.7	8.1
Net employee benefits obligations	1.3	1.3	3.9	3.8
Financing cost amortization	0.4	0.4	1.2	1.2
Accretion of other non-current liabilities	0.5	0.3	1.2	0.7
Other	1.6	(0.1)	3.7	2.9
Post interest rate swaps	0.1	-	0.2	(0.4)
Borrowing costs capitalized (1)	(1.1)	(0.6)	(2.6)	(2.1)
Finance expense	$21.0	$18.2	$61.8	$55.2
Finance income:
Interest income on loans and receivables	$(0.4)	$(1.2)	$(1.1)	$(1.8)
Other	(1.9)	(2.0)	(6.3)	(5.6)
Finance income	$(2.3)	$(3.2)	$(7.4)	$(7.4)
Finance expense – net	$18.7	$15.0	$54.4	$47.8

(1)The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.0% for the three months ended December 31, 2013 (2012 - 3.2%), 3.50% for the three months ended September 30, 2013 (2012 - 4.0%) and 3.75% for the three months ended June 30, 2013 (2012 - 4.75%).

NOTE 6 – GOVERNMENT ASSISTANCE

Project Falcon and Project New Core Markets

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects Falcon and New Core Markets:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Outstanding contribution receivable, beginning of period	$4.1	$7.3	$5.8	$8.3
Contributions	4.5	7.4	14.2	23.6
Payments received	(4.4)	(7.5)	(15.8)	(24.7)
Outstanding contribution receivable, end of period	$4.2	$7.2	$4.2	$7.2

Aggregate information about programs
The aggregate contributions recognized for all programs are as follows:
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Contributions credited to capitalized expenditures:
Project Falcon	$0.7	$1.5	$2.4	$5.0
Project New Core Markets	1.1	1.0	2.8	2.8
Contributions credited to income:
Project Falcon	$2.3	$4.4	$7.8	$14.5
Project New Core Markets	0.4	0.5	1.2	1.3
Total contributions:
Project Falcon	$3.0	$5.9	$10.2	$19.5
Project New Core Markets	1.5	1.5	4.0	4.1

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 7 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended		Nine months ended
	December 31		December 31
(Unaudited)	2013	2012	2013	2012
Weighted average number of common shares outstanding	261,460,726	259,157,923	260,873,095	258,760,129
Effect of dilutive stock options	839,449	346,218	517,172	343,926
Weighted average number of common shares outstanding
for diluted earnings per share calculation	262,300,175	259,504,141	261,390,267	259,104,055

For the three months ended December 31, 2013, options to acquire 1,101,490 common shares (2012 – 3,891,516) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

For the nine months ended December 31, 2013, options to acquire 1,105,890 common shares (2012 – 3,891,516) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Dividends

The dividends declared for the third quarter of fiscal 2014 were $15.7 million or $0.06 per share (2013 – $12.9 million or $0.05 per share). For the first nine months of fiscal 2014, dividends declared were $41.8 million or $0.16 per share (2013 – $36.2 million or $0.14 per share).

NOTE 8 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Salaries and benefits	$176.8	$156.3	$508.8	$475.4
Share-based payments, net of equity swap	5.4	2.3	14.4	12.4
Pension costs – defined benefit plans(1)	6.2	5.6	20.6	16.4
Pension costs – defined contribution plans	2.4	1.5	5.9	5.6
Termination benefits	1.7	12.0	8.1	42.1
Total employee compensation expense	$192.5	$177.7	$557.8	$551.9
(1)Includes net interest on employee benefits obligations (Note 5).

NOTE 9 – other gains, net

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Disposal of property, plant and equipment	$0.2	$(2.6)	$(3.3)	$(2.6)
Net foreign exchange differences	0.9	(2.3)	1.5	(10.6)
Dividend income	(0.4)	(0.6)	(1.1)	(0.6)
Reversal of contingent consideration arising on business combinations	-	-	-	(5.0)
Reversal of unused portion of an acquisition-related provision	-	-	(3.3)	-
Other	(2.7)	(0.1)	(6.1)	(0.7)
Other gains - net	$(2.0)	$(5.6)	$(12.3)	$(19.5)

NOTE 10 – Restructuring, integration and acquisition costs

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Restructuring costs	$-	$11.5	$-	$45.5
Integration costs	-	1.9	-	3.4
Acquisition costs	-	-	-	6.0
Restructuring, integration and acquisition costs	$-	$13.4	$-	$54.9

Restructuring costs

Restructuring costs consist mainly of severances and other related costs.

Integration costs

Integration costs represent incremental costs directly related to the integration of OAA in the Company’s ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

NOTE 11 – SUPPLEMENTARY CASH FLOWS and income INFORMATION

(Unaudited)
nine months ended December 31
(amounts in millions)	2013	2012
Cash (used in) provided by non-cash working capital:
Accounts receivable	$22.1	$(50.8)
Contracts in progress: assets	35.8	(2.2)
Inventories	(45.1)	(24.6)
Prepayments	2.4	0.6
Income taxes recoverable	(1.1)	(3.0)
Derivative financial assets	10.1	20.9
Accounts payable and accrued liabilities	(75.2)	(51.9)
Provisions	(20.2)	17.6
Income taxes payable	(0.9)	(3.6)
Contracts in progress: liabilities	30.7	(1.7)
Derivative financial liabilities	(15.3)	(19.0)
Changes in non-cash working capital	$(56.7)	$(117.7)

During the first quarter of fiscal 2014, a significant tax recovery of $11.0 million was recorded in income and was due to a favourable decision by the Federal Court of Appeal of Canada rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada.

NOTE 12 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to measure fair value of financial instruments recognized at fair value:

(i)     The fair value of certain provisions are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities adjusted for the Company’s credit risk;

(ii)    The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for the Company’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment which does not have a readily available market value, but for which fair value can be reliably measured, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments recognized at amortized cost for disclosure purposes only:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of non-current receivables are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(iii)   The fair value of long-term debt and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities adjusted for the Company’s credit risk.

The carrying values and fair values of financial instruments, by class, are as follows at December 31, 2013:

(Unaudited)
(amounts in millions)
							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$266.3		$-		$-		$-		$266.3	$266.3
Accounts receivable	-		-		388.7	(3)	-		388.7	389.0
Contracts in progress: assets	-		-		238.5		-		238.5	238.5
Derivative financial assets	8.1		-		-		5.4		13.5	13.5
Other assets	23.5	(4)	1.5	(5)	129.2	(6)	-		154.2	150.0
	$297.9		$1.5		$756.4		$5.4		$1,061.2	$1,057.3

					Carrying Value			Fair Value
			Other
	At		Financial
	FVTPL	(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities	$1.2		$445.9	(7)	$-		$447.1	$449.0
Total provisions	3.5		26.5		-		30.0	30.0
Total long-term debt	-		1,157.6	(8)	-		1,157.6	1,220.5
Other non-current liabilities	-		194.4	(9)	-		194.4	212.8
Derivative financial liabilities	9.6		-		25.3		34.9	34.9
	$14.3		$1,824.4		$25.3		$1,864.0	$1,947.2

(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly  (i.e., as  prices) or indirectly (i.e., derived from prices);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents the financial instruments, by class, which are recognized at fair value as at December 31, 2013:

(Unaudited)
(amounts in millions)			2013
	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$266.3	$-	$266.3
Restricted cash	23.5	-	23.5
Forward foreign currency contracts	1.3	-	1.3
Embedded foreign currency derivatives	1.3	-	1.3
Equity swap agreements	5.5	-	5.5
Available-for-sale	-	1.5	1.5
Derivatives designated in a hedge relationship
Forward foreign currency contracts	1.1	-	1.1
Foreign currency swap agreements	4.3	-	4.3
	$303.3	$1.5	$304.8

Financial liabilities
At FVTPL
Accounts payable and accrued liabilities	$-	$1.2	$1.2
Contingent liabilities arising on business combinations	-	3.5	3.5
Forward foreign currency contracts	8.7	-	8.7
Embedded foreign currency derivatives	0.9	-	0.9
Derivatives designated in a hedge relationship
Forward foreign currency contracts	21.4	-	21.4
Foreign currency swap agreements	0.1	-	0.1
Interest rate swap agreements	3.8	-	3.8
	$34.9	$4.7	$39.6

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels by re-assessing categorization, based on the lowest level input that is significant to the fair value measurement as a whole, at the end of each period.

NOTE 13 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended December 31	TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
External revenue	$172.2	$169.0	$109.9	$104.4	$282.1	$273.4	$127.5	$140.1	$74.3	$58.7	$201.8	$198.8	$29.7	$28.7	$513.6	$500.9
Depreciation and amortization
Property, plant and equipment	19.0	18.8	1.1	1.0	20.1	19.8	1.8	2.0	0.8	1.0	2.6	3.0	0.8	0.7	23.5	23.5
Intangible and other assets	4.3	4.9	2.2	1.2	6.5	6.1	2.7	1.9	6.1	2.4	8.8	4.3	2.7	2.4	18.0	12.8
Write-downs and reversals of
write-downs of inventories	-	-	-	0.1	-	0.1	-	(0.1)	-	(0.1)	-	(0.2)	-	-	-	(0.1)
Write-downs and reversals of
write-downs of accounts receivable	0.3	0.4	0.1	(0.1)	0.4	0.3	0.7	0.7	-	-	0.7	0.7	0.1	0.6	1.2	1.6
After tax share in profit of equity
accounted investees	7.3	5.3	-	-	7.3	5.3	-	1.3	4.2	0.5	4.2	1.8	-	-	11.5	7.1
Segment operating income	22.5	24.2	22.7	21.9	45.2	46.1	23.3	19.3	7.7	6.1	31.0	25.4	1.4	1.7	77.6	73.2
(Unaudited)
nine months ended December 31	TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
External revenue	$516.9	$483.7	$336.3	$313.4	$853.2	$797.1	$388.8	$409.4	$202.9	$180.0	$591.7	$589.4	$86.6	$83.1	$1,531.5	$1,469.6
Depreciation and amortization
Property, plant and equipment	59.6	55.7	3.4	3.2	63.0	58.9	5.3	6.3	2.4	2.7	7.7	9.0	2.2	1.9	72.9	69.8
Intangible and other assets	12.9	13.2	5.3	2.4	18.2	15.6	7.2	4.8	15.3	7.1	22.5	11.9	8.1	5.8	48.8	33.3
Impairment and reversal of
impairment of non-financial assets	0.6	-	-	-	0.6	-	-	-	-	-	-	-	-	-	0.6	-
Write-downs and reversals of
write-downs of inventories	-	-	(0.1)	(0.1)	(0.1)	(0.1)	-	(0.2)	-	(0.1)	-	(0.3)	-	-	(0.1)	(0.4)
Write-downs and reversals of
write-downs of accounts receivable	0.3	1.2	0.2	0.1	0.5	1.3	2.1	0.7	-	-	2.1	0.7	(0.1)	0.7	2.5	2.7
After tax share in profit of equity
accounted investees	12.8	13.7	-	-	12.8	13.7	(0.1)	1.4	9.2	2.7	9.1	4.1	-	-	21.9	17.8
Segment operating income	59.4	75.8	62.4	62.4	121.8	138.2	58.1	60.6	21.7	18.6	79.8	79.2	4.0	4.6	205.6	222.0

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Total segment operating income	$77.6	$73.2	$205.6	$222.0
Restructuring, integration and acquisition costs (Note 10)	-	(13.4)	-	(54.9)
Operating profit	$77.6	$59.8	$205.6	$167.1

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
TS/C	$33.3	$26.9	$80.6	$82.7
SP/C	7.1	6.1	19.1	19.2
SP/M	5.5	8.7	14.4	25.1
TS/M	2.8	4.5	13.9	7.0
NCM	4.7	2.8	12.0	9.4
Total capital expenditures	$53.4	$49.0	$140.0	$143.4

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2013	2013
Assets employed
TS/C	$1,831.0	$1,697.6
SP/C	387.0	326.8
SP/M	567.8	579.1
TS/M	362.8	303.6
NCM	263.7	249.4
Assets not included in assets employed	571.9	534.8
Total assets	$3,984.2	$3,691.3
Liabilities employed
TS/C	$218.3	$232.9
SP/C	334.5	270.4
SP/M	185.7	253.0
TS/M	168.2	151.6
NCM	45.9	50.2
Liabilities not included in liabilities employed	1,641.5	1,586.8
Total liabilities	$2,594.1	$2,544.9

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Revenue from external customers
Canada	$36.8	$36.6	$125.8	$143.0
United States	151.4	144.0	482.6	450.5
United Kingdom	68.0	67.1	189.5	167.2
Germany	18.5	23.0	47.8	56.3
Netherlands	13.7	12.1	32.5	36.9
Other European countries	68.5	72.9	224.4	195.5
United Arab Emirates	20.3	11.2	46.2	38.9
China	30.6	34.8	116.3	105.0
Other Asian countries	55.9	57.6	135.9	144.6
Australia	17.3	20.1	54.6	62.9
Other countries	32.6	21.5	75.9	68.8
	$513.6	$500.9	$1,531.5	$1,469.6

(Unaudited)	December 31	March 31
(amounts in millions)	2013	2013
Non-current assets other than financial instruments and deferred tax assets
Canada	$736.4	$600.5
United States	674.3	614.5
South America	127.3	126.1
United Kingdom	314.9	285.8
Spain	47.6	43.4
Belgium	62.0	60.5
Luxembourg	162.2	144.4
Netherlands	115.7	96.8
Other European countries	184.3	162.1
Other Asian countries	69.2	47.7
Other countries	53.8	52.9
	$2,547.7	$2,234.7

NOTE 14 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

(Unaudited)	December 31	March 31
(amounts in millions)	2013	2013
Accounts receivable (Note 4)	$54.2	$49.9
Contracts in progress: assets	11.3	41.3
Other assets	31.7	34.3
Accounts payable and accrued liabilities	23.4	25.3
Contracts in progress: liabilities	8.8	9.3

Other assets include a finance lease receivable of $16.6 million (March 31, 2013 - $19.0 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $9.5 million (March 31, 2013 - $10.4 million) maturing in September 2016 and December 2017 and carrying respectively an interest rate of LIBOR 6 month plus 1% and 11% per annum and long-term receivables of $5.6 million (March 31, 2013 – $4.9 million) with no repayment term. There are no provisions held against any of the receivables from related parties as at December 31, 2013 (March 31, 2013 –  nil).

The following table presents the Company’s transactions with its joint ventures:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Revenue from products and services	$22.0	$24.5	$75.3	$97.2
Purchases of products and services, and other	3.6	6.7	11.6	11.5
Other income transactions	0.7	0.7	2.3	2.1

During the third quarter of fiscal 2014, transactions amounting to $0.7 million (2013 –  $1.5 million) were made, at normal market prices, with organizations whose partners or officers included some of the Company’s directors. For the first nine months of fiscal 2014, these transactions amount to $2.1 million (2013 –  $3.4 million).

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2013	2012	2013	2012
Salaries and other short-term employee benefits	$0.9	$0.9	$2.5	$3.4
Post-employment benefits	0.3	0.9	1.3	1.6
Termination benefits	-	-	2.4	-
Share-based payments	2.1	0.2	4.5	2.4
	$3.3	$2.0	$10.7	$7.4